Filed Pursuant to General Instruction II.L. of Form F-10
File Number 333-274097

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated August 18, 2023

New Issue	November 8, 2023

ERO COPPER CORP.

US$105,098,500

8,510,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Ero Copper Corp. (the “Company” or “Ero”), together with the short form base shelf prospectus dated August 18, 2023 (the “Prospectus”), qualifies the distribution (the “Offering”) of 8,510,000 common shares of the Company (the “Common Shares”) at a price of US$12.35 per Common Share (the “Offering Price”). The Common Shares will be issued pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of November 8, 2023 among the Company, BMO Nesbitt Burns Inc., as sole bookrunner and lead underwriter (the “Lead Underwriter”), Canaccord Genuity Corp., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively with the Lead Underwriter, the “Underwriters”). The Common Shares will be offered in each of the provinces and territories of Canada, except Quebec, in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents in accordance with the Underwriting Agreement. See “Plan of Distribution” and “Description of the Securities Being Distributed”.

Unless the context otherwise requires, references to “Offering” and “Common Shares” include the additional Common Shares issuable upon exercise of the Over-Allotment Option (as defined herein). The Offering Price has been determined by arm’s length negotiations between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “ERO”. The closing prices of the Common Shares on the TSX and NYSE on November 7, 2023, the last trading day prior to the date of this Prospectus Supplement, were C$16.41 and US$11.92, respectively. The Company has applied to list the Common Shares distributed hereunder on the TSX and NYSE. Listing will be subject to Ero fulfilling all listing requirements of the TSX and NYSE.

Price US$12.35 per Common Share

	Price to the Public	Underwriting Fee(1)	Net Proceeds to the Company(2)
Per Common Share	US$12.35	US$0.6175	US$11.7325
Total(3)	US$105,098,500	US$5,254,925	US$99,843,575

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash fee (the “Underwriting Fee”) representing 5.0% of the aggregate gross proceeds of the Offering, including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein). See “Plan of Distribution”.
(2)	After deducting the Underwriting Fee, but before deducting expenses related to the Offering estimated at US$1,000,000, which will be paid from the proceeds of the Offering. See “Use of Proceeds”.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 1,276,500 Common Shares (the “Over-Allotment Shares”) at a price of US$12.35 per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Company’s final base shelf prospectus dated August 18, 2023. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Fee” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$120,863,275, US$6,043,163.75 and US$114,820,111.25, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Common Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Available Securities	Exercise Period	Exercise Price
Over-Allotment Option	1,276,500 Over-Allotment Shares	Up to 30 days from the Closing Date	US$12.35 per Over-Allotment Share

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain Canadian legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, certain United States legal matters on behalf of the Company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, certain Canadian legal matters on behalf of the Underwriters by Cassels Brock & Blackwell LLP, and certain United States legal maters on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may decrease the price of which the Common Shares are distributed from the Offering Price specified on the cover page. See “Plan of Distribution”.

It is expected that the completion of the sale of the Common Shares pursuant to the Offering (the “Closing”) will take place on or about November 14, 2023, or on such other date as may be agreed upon by the Company and the Lead Underwriter and, in any event, on or before a date not later than 42 days after the date of this Prospectus Supplement (the “Closing Date”). Except as may be otherwise agreed by the Company and the Lead Underwriter, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). No certificates evidencing the Common Shares will be issued to purchasers of the Common Shares. A purchaser who purchases Common Shares will receive only a customary confirmation from the registered dealer from or through whom Common Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Common Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system. See “Plan of Distribution”.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Ero is a foreign private issuer under United States securities laws and is permitted under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”) to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Ero has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and Ero’s consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”) independence standards. Thus, they may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition and disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Ero is incorporated in British Columbia, Canada, some of Ero’s officers and directors and some or all of the experts named in this Prospectus Supplement and the Prospectus are Canadian residents and a substantial portion of Ero’s assets are located outside of the United States. See “Enforceability of Civil Liabilities”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain of the Company’s directors and officers reside outside of Canada and have appointed an agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Canadian chartered bank affiliates of the Lead Underwriter, CIBC World Markets Inc. (“CIBC”) and Scotia Capital Inc. (“Scotia”) are lenders to the Company under the Company’s second amended and restated credit agreement dated January 12, 2023, as amended on November 2, 2023 (the “Senior Credit Facility Agreement”). Consequently, the Company may be considered to be a “connected issuer”, as defined in National Instrument 33-105 — Underwriting Conflicts, of the Lead Underwriter, CIBC and Scotia under applicable securities laws in certain Canadian provinces and territories. See “Plan of Distribution – Connected Issuer”.

The Company’s head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada and our registered office is located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.

An investment in the Common Shares is highly speculative and involves significant risks that potential investors should consider before purchasing such Common Shares. Potential investors should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements”.

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Potential investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company has not, and the Underwriters have not, authorized anyone to provide potential investors with different or additional information. Neither the Company nor the Underwriters are making an offer of the Common Shares in any jurisdiction where such offer is not permitted. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. A potential investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “R$” are to Brazilian Reais. See “Exchange Rate Information”.

In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Ero” or the “Company”, refer to Ero Copper Corp. together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Prospectus Supplement and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on mineral resources and mineral reserves, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Prospectus Supplement and the documents incorporated by reference herein use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information”, “forward-looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Future oriented financial information and financial outlook has been prepared by the Company’s management. KPMG LLP, Chartered Professional Accountants (“KPMG”), the Company’s independent registered public accounting firm, has not performed any audit, review or compilation procedures with respect to the prospective information and accordingly does not provide any form of assurance with respect thereto for the purpose of this offering.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the timing and closing of the Offering; the listing of the Common Shares on the TSX and NYSE; the potential for the Underwriters to exercise the Over-Allotment Option or undertake market stabilization transactions; the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals; the proposed use of proceeds of the Offering; mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the capital and operating cost estimates and the economic analyses (including cash flow projections) from the Caraíba Operations Technical Report (as defined in the Prospectus), the Xavantina Operations Technical Report (as defined in the Prospectus) and the Tucumã Project Technical Report (as defined in the Prospectus); the Company’s expectations, strategies and plans for the Caraíba Operations (as defined below), the Xavantina Operations (as defined below) and the Tucumã Project (as defined below), including the Company’s planned exploration, development and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the deepening extension project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and our financing activities. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

·	copper and gold prices are volatile and may be lower than expected;
·	mining operations are risky;
·	mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Company may not produce as expected;

·	geotechnical, hydrological and climatic events could suspend mining operations or increase costs;
·	actual production, capital and operating costs may be different than those anticipated;
·	the Company’s financial performance and results of operations are dependent on the Caraíba Operations;
·	infectious diseases, such as COVID-19, may affect the Company’s business and operations;
·	changes in climate conditions may affect the Company’s operations;
·	currency fluctuations can result in unanticipated losses;
·	the successful operation of the Caraíba Operations and the Xavantina Operations and the successful development, construction and operation of the Tucumã Project depend on the skills of the Company’s management and teams;
·	operations during mining cycle peaks are more expensive;
·	title to the Caraíba Operations, the Xavantina Operations and/or the Tucumã Project may be disputed;
·	the Company may fail to comply with the law or may fail to obtain or renew necessary permits and licenses;
·	the failure of a tailings dam could negatively impact the Company’s business, reputation and results of operations;
·	compliance with environmental regulations can be costly;
·	social and environmental activism can negatively impact exploration, development and mining activities;
·	the construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Company may not be able to successfully complete new construction projects;
·	land reclamation and mine closure requirements may be burdensome and costly;
·	the mining industry is intensely competitive;
·	inadequate infrastructure may constrain mining operations;
·	operating cash flow may be insufficient for future needs;
·	fluctuations in the market prices and availability of commodities and equipment affect the Company’s business;
·	the Company is subject to restrictive covenants that limit its ability to operate its business;
·	the Company’s indebtedness could adversely affect its financial condition and prevent the Company from fulfilling its obligations under debt instruments;
·	the Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful;
·	counterparties may default on their contractual obligations to the Company;
·	a failure to maintain satisfactory labour relations can adversely impact the Company;
·	the Company’s insurance coverage may be inadequate to cover potential losses;
·	it may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein;
·	the directors and officers may have conflicts of interest with the Company;
·	future acquisitions may require significant expenditures and may result in inadequate returns;
·	disclosure and internal control deficiencies may adversely affect the Company;
·	failures of information systems or information security threats can be costly;
·	the Company may be subject to costly legal proceedings;
·	the Company may be subject to shareholder activism;
·	product alternatives may reduce demand for the Company’s products;
·	a lowering or withdrawal of the ratings assigned to the Company’s debt securities by rating agencies may increase the Company’s future borrowing costs and reduce its access to capital;
·	the Company’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction;
·	the Company may be negatively impacted by changes to mining laws and regulations;
·	a failure to maintain relationships with the communities in which the Company operates and other stakeholders may adversely affect the Company’s business;
·	inaccuracies, corruption and fraud in Brazil relating to ownership of real property may adversely affect the Company’s business;

·	the Company is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Company’s cash flow;
·	inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Company’s financial condition and results of operations;
·	exchange rate instability may have a material adverse effect on the Brazilian economy;
·	the Company’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control;
·	recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Company;
·	the Company may be responsible for corruption and anti-bribery law violations;
·	investors may lose their entire investment;
·	dilution from equity financing could negatively impact holders of the Common Shares;
·	equity securities are subject to trading and volatility risks;
·	sales by existing shareholders can reduce share prices;
·	the Company does not currently intend to pay dividends;
·	public companies are subject to securities class action litigation risk;
·	if securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline;
·	global economic conditions can reduce the price of the Common Shares;
·	the Company’s broad discretion relating to the use of any proceeds raised hereunder;
·	the uncertainty of maintaining a liquid trading market for the Common Shares;
·	though not expected, the Company may be classified as a passive foreign investment company within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended; and
·	other risks relating to the completion of the Offering.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the Prospectus under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated, or deemed to be incorporated, by reference.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated, or deemed to be incorporated, by reference, we have made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development, construction and exploration of the Company’s properties and assets; future prices of copper, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this Prospectus Supplement, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated, or deemed to be incorporated, by reference.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus Supplement and are also available electronically at https://www.sedarplus.ca/landingpage/ (“SEDAR”). Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents of the Company filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

·	our annual information form for the fiscal year ended December 31, 2022, dated as of March 7, 2023 (the “AIF”);

·	our audited annual consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, together with the notes thereto and the reports of the independent registered public accounting firm thereon (the “Annual Financial Statements”);

·	our management’s discussion and analysis for the years ended December 31, 2022 and 2021;

·	our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022 (the “Interim Financial Statements”);

·	our management’s discussion and analysis for the three and nine months ended September 30, 2023;

·	our management information circular dated March 7, 2023, distributed in connection with our annual general and special meeting of shareholders held on April 26, 2023; and

·	our material change report dated November 7, 2023, regarding the Offering.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into this Prospectus Supplement, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of Ero and any template version of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the distribution of securities shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, if and to the extent indicated therein, the Company may incorporate by reference in this Prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act.

Any statement in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein is deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseded statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form, to constitute a part of this Prospectus Supplement, except as so modified or superseded.

References to the Company’s website or any other website in this Prospectus Supplement, the Prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into the Prospectus Supplement and the Prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

In connection with the Offering, the Underwriters may use “marketing materials” (as such term is defined in NI 44-101 Short Form Prospectus Distributions). The marketing materials do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any “marketing materials” filed after the date of this Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to this Prospectus Supplement (together with the Prospectus) is deemed to be incorporated by reference in this Prospectus Supplement.

FINANCIAL INFORMATION

The financial statements of the Company included or incorporated by reference in this Prospectus Supplement and the Prospectus are reported in United States dollars. Ero’s financial statements included or incorporated by reference in this Prospectus Supplement and the Prospectus are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Ero, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, Ero will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus Supplement and the Prospectus is presented in accordance with IFRS. As a result, Ero’s financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the Prospectus may not be comparable to financial statements and financial information of United States companies.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Three Months Ended September 30,
	2023	2022	2021
	US$	US$	US$
Closing	0.7396	0.7296	0.7849
High	0.7617	0.7841	0.8102
Low	0.7313	0.7285	0.7778
Average	0.7457	0.7662	0.7937

	Year Ended December 31,
	2022	2021	2020
	US$	US$	US$
Closing	0.7383	0.7888	0.7854
High	0.8031	0.8306	0.7863
Low	0.7217	0.7727	0.6898
Average	0.7692	0.7980	0.7461

On November 7, 2023, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7267 (US$1.00 = C$1.3760).

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in Brazilian Real, as quoted by the Bank of Canada.

	Three Months Ended September 30,
	2023	2022	2021
	R$	R$	R$
Closing	3.7078	3.9386	4.2571
High	3.7397	4.2553	4.2790
Low	3.5727	3.8226	4.0502
Average	3.6398	4.0187	4.1525

	Year Ended December 31,
	2022	2021	2020
	R$	R$	R$
Closing	3.9032	4.3956	4.0800
High	4.4763	4.6062	4.3535
Low	3.6900	3.9904	3.0998
Average	3.9701	4.3058	3.8433

On November 7, 2023, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = R$3.5386 (R$1.00 = C$0.2826).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of a registration statement on Form F-10 (File No. 333-274097) (the “Registration Statement”) of which this Prospectus Supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of KPMG LLP with respect to their independent registered public accounting firm's report on the Annual Financial Statements; (4) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement); and (5) the consents of the "qualified persons" referred to in the Prospectus under "Interest of Experts".

THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on May 16, 2016. Ero’s head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered office is located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.

Intercorporate Relationships

The Company indirectly holds approximately 99.6% of the voting shares of Mineração Caraíba S.A. (“MCSA”) through its wholly-owned subsidiary, Ero Brasil Participações Ltda., and indirectly holds approximately 97.6% of the voting shares of NX Gold S.A. (“NX” or “NX Gold”) through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”), incorporated under the BCBCA. MCSA holds a 100% interest in each of the Company’s mining operations located within the Curaçá Valley, northeastern Bahia State, Brazil (the “Caraíba Operations” and formerly known as the MCSA Mining Complex) and the Tucumã Project, which is located within southeastern Pará State, Brazil (referred to herein as the “Tucumã Project” and formerly known as the “Boa Esperança Project”). NX Gold holds a 100% interest in the Company’s mining operations located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil (the “Xavantina Operations” formerly known as the “NX Gold Mine”). MCSA and NX Gold were formed under the laws of Brazil. The remaining voting shares of MCSA are held by a minority group of shareholders, including former employees of MCSA. The remaining voting shares of NX Gold are held by a minority group of shareholders, including former employees of NX Gold. The following chart illustrates the Company’s principal subsidiaries, together with the governing law of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s operating mines and development projects.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our current or future business, properties, operations, results, cashflows, financial condition and prospects and could cause them to differ materially from the statements made in forward-looking statements relating to the Company, or its business, properties or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Potential investors should also refer to the other information set forth or incorporated by reference (including subsequently filed documents incorporated by reference) in this Prospectus Supplement, the Prospectus or any applicable prospectus supplement, including our AIF, Annual Financial Statements, and related notes.

Risks Related to our Securities

Investors may lose their entire investment

An investment in our securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Additional issuances of our securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and, in the case of sales of our securities from treasury, dilute investors’ earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Exercises of presently outstanding share options (“Options”) or settlement of presently outstanding restricted share units (“RSUs”) or performance share units (“PSUs”) in Common Shares may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies can experience a high level of price and volume volatility and the value of the Company’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Company and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this Prospectus Supplement, the Prospectus and the AIF. Factors which may influence the price of the Company’s securities, including the Common Shares, include, but are not limited to:

·	worldwide economic conditions;

·	global political conditions or events such as the ongoing conflict in the Middle East and Russia-Ukraine conflict;
·	changes in government policies;
·	investor perceptions;
·	movements in global interest rates and global stock markets;
·	variations in operating costs;
·	the cost of capital that the Company may require in the future;
·	metals prices;
·	currency exchange fluctuation;
·	the price of commodities necessary for the Company’s operations;
·	recommendations by securities research analysts;
·	issuances of equity securities or debt securities by the Company;
·	operating performance and, if applicable, the share price performance of the Company’s competitors;
·	the addition or departure of key management and other personnel;
·	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;
·	news reports relating to trends, concerns, technological or competitive developments, regulatory changes, global health crises, such as COVID-19, and other related industry and market issues affecting the mining sector;
·	litigation;
·	publicity about the Company, the Company’s personnel or others operating in the industry;
·	loss of a major funding source; and
·	all market conditions that are specific to the mining industry.

There can be no assurance that such factors will not affect the price of the Company’s securities, and consequently purchasers of Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company does not currently intend to pay dividends

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares. The Senior Credit Facility Agreement and the Note Indenture (as defined in the Prospectus) impose certain restrictions on the Company’s ability to declare or pay dividends or distributions.

The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restriction (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate.

Public companies are subject to securities class action litigation risk

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm its business.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the Company and its business. The Company does not have any control over these analysts. The Company cannot assure that analysts will cover it or provide accurate or favourable coverage. If one or more of the analysts who cover the Company downgrade its stock or change their opinion of the Common Shares, price of Common Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, the Company could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

Global economic conditions can reduce the price of the Common Shares

Global economic conditions may adversely affect the Company’s growth, profitability and ability to obtain financing. Events in global financial markets continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including because of COVID-19 and due to significant fluctuations in commodity prices because of the continuance or escalation of the conflict in the Middle East and/or Russia-Ukraine conflict and the economic sanctions imposed thereon in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Global economic conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects, including, but not limited to: (i) contraction in credit markets could impact the cost and availability of financing and the Company’s overall liquidity; (ii) the volatility of copper, gold and other metal prices would impact the Company’s revenues, profits, losses and cash flow; (iii) recessionary pressures could adversely impact demand for the Company’s production; (iv) volatile energy, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and, (v) the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities.

The Company will have broad discretion in the use of the net proceeds of the Offering

While detailed information regarding the use of proceeds from the sale of our securities are described in this Prospectus Supplement, we will have broad discretion over the use of the net proceeds from the Offering and future offerings of securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. Purchasers may not agree with how we allocate or spend the proceeds from the Offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

Although not expected, the Company may be classified as a passive foreign investment company (“PFIC”) within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Prospective U.S. investors should be aware that although the Company does not expect to be classified as a PFIC for the current taxable year or any future taxable year, in the event that the Company is classified as a PFIC for the current taxable year or a future taxable year, such investors could be subject to certain adverse U.S. federal income tax consequences. The determination of the Company’s PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Company believes that it likely was not classified as a PFIC for the preceding taxable year and likely will not be classified as a PFIC for the current taxable year or any future taxable year. Prospective investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

CONSOLIDATED CAPITALIZATION

Other than as set out under the heading “Prior Sales”, there have been no material changes in the share and loan capital of the Company since September 30, 2023 to the date of this Prospectus Supplement. The following table outlines the consolidated capitalization of the Company as at September 30, 2023 and as at September 30, 2023 after giving effect to the Offering:

	As at September 30, 2023 (expressed in thousands of US dollars except equity security amounts)	As at September 30, 2023, after giving effect to the Offering(5) (expressed in thousands of US dollars except equity security amounts)	As at September 30, 2023, after giving effect to the Offering, and including the full exercise of the Over-Allotment Option(5) (expressed in thousands of US dollars except equity security amounts)
Cash and cash equivalents(1)	US$87,600	US$186,444	US$201,420
Share Capital
Common Shares	93,437,575 US$163,131	101,947,575 US$261,975	103,224,075 US$276,951
Equity Reserves(2)(3)(4)	US($42,351)	US($42,351)	US($42,351)
Retained Earnings	512,981	512,981	512,981
Total Shareholder’s Equity	US$633,761	US$732,605	US$747,581
Loan Capital
Loans and borrowings	US$419,420	US$419,420	US$419,420
Total Capitalization	US$1,053,181	US$1,152,025	US$1,167,001

Note:
(1)	Includes US$42.8 million in short-term investments.
(2)	Excludes 773,726 Performance Share Units and 233,544 Deferred Share Units which are treated as liability awards to be settled in cash for accounting purposes.
(3)	Includes 1,440,274 Options and 257,810 Restricted Share Units which are treated as equity awards for accounting purposes.
(4)	Each Option is exercisable by the holder thereof into one Common Share. Each Restricted Share Unit, Performance Share Unit and Deferred Share Unit entitles the holder thereof to receive one Common Share, its equivalent cash value, or a combination thereof as determined by the Compensation Committee in its sole discretion.
(5)	After deducting the estimated expenses of the Offering of US$1,000,000.
(6)	This table should be read in conjunction with the Interim Financial Statements, including the notes thereto.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over Allotment Option) will be approximately US$98,843,575 (determined after deducting the Underwriting Fee of US$5,254,925 and estimated expenses of the Offering of US$1,000,000). If the Over Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be US$113,820,111.25 (determined after deducting the Underwriting Fee of US$6,043,163.75 and estimated expenses of the Offering of US$1,000,000).

The Company intends to use the net proceeds of the Offering for the following principal purposes:

Use of Proceeds	Approximate Amount
Growth initiatives at the Tucumã Project	US$35,000,000
Growth initiatives at the Caraíba Operations	US$35,000,000
Regional exploration expenditures	US$7,500,000
Working Capital and Other General Corporate Purposes	US$21,343,575
Total	US$98,843,575

The key business objective the Company intends to meet with the net proceeds of the Offering, together with existing cash and equivalents, are:

·	advancement of construction of the Tucumã Project;

·	advancement of growth initiatives at the Caraiba Operations, including construction of the new external shaft; and

·	advancement of regional exploration in Brazil.

It is anticipated that the applicable net proceeds of the Offering will be spent for the principal purposes set out above approximately over the next 18 months.

If the Underwriters’ Over-Allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for working capital and other general corporate purposes.

While the Company intends to use the net proceeds of the Offering as described, the Company’s actual use may vary depending on its operating and capital needs from time to time, and as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 8,510,000 Common Shares at the Offering Price of US$12.35 per Common Share, payable in cash to the Company against delivery of such Common Shares on the Closing Date. The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of “material change out”, “disaster out”, “regulatory out”, and “breach out” termination provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any Common Shares are purchased under the Underwriting Agreement, subject to certain exceptions.

Pursuant to the Underwriting Agreement, Ero has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 1,276,500 Common Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Common Shares thereunder (provided that such issuance does not exceed the aggregate maximum number of shares issuable under the Prospectus). This Prospectus Supplement qualifies for distribution the Common Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Fee equal to 5.0% of the gross proceeds of the Offering (including in connection with any gross proceeds from the sale of the Over-Allotment Shares). The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. See “Risk Factors”.

The Common Shares will be offered in each of the provinces and territories of Canada, except Quebec, in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S broker-dealer affiliates or agents in accordance with the Underwriting Agreement.

The Company has applied to list the Common Shares distributed hereunder on the TSX and NYSE. Listing will be subject to Ero fulfilling all listing requirements of the TSX and NYSE.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriters may over-allot and effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

The Common Shares sold by the Underwriters to the public will initially be offered at the Offering Price specified on the cover page. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering Price specified on the cover page, the Underwriters may decrease the Offering Price to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Share is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company.

Ero has agreed in the Underwriting Agreement to reimburse the Underwriters for certain legal fees and certain other expenses in connection with the Offering, including for the Underwriters’ Canadian counsel and the Underwriters’ U.S. counsel (plus applicable taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents, and shareholders against certain liabilities, including civil liabilities under Canadian and United States securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that the Company will not, directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld provided that, notwithstanding the foregoing, the Company may: (i) grant options, share units or other securities pursuant to the Company’s stock option plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities, or (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding as of November 6, 2023.

Except for any Common Shares that are issued pursuant to the exercise of stock options or settlement of share units where such stock options or share units have an expiry date or settlement date, as applicable, on or prior to January 2, 2024, the Company has agreed to cause each of its directors and executive officers to enter into lock-up agreements, evidencing their agreement to not sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares of the Company for a period of 90 days following Closing Date without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar business combination transaction and other than securities sold to satisfy the exercise price or the tax obligations on the exercise of convertible securities of the Company held by such person.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Except as may be otherwise agreed by the Company and the Lead Underwriter, the Offering will be conducted under the book-based system operated by CDS. No certificates evidencing the Common Shares will be issued to purchasers of the Common Shares. A purchaser who purchases Common Shares will receive only a customary confirmation from the registered dealer from or through whom Common Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Common Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system.

Connected Issuer

Canadian chartered bank affiliates of the Lead Underwriter, CIBC and Scotia are lenders to the Company under the Senior Credit Facility Agreement. Consequently, the Company may be considered a “connected issuer”, as defined in National Instrument 33-105 — Underwriting Conflicts, of the Lead Underwriter, CIBC and Scotia under applicable securities laws in certain Canadian provinces and territories. As a consequence of the Offering, the Lead Underwriter, CIBC and Scotia will receive the Underwriting Fee.

As at the date hereof, the Company has not drawn any amount of US$150 million available under the Senior Credit Facility Agreement. As at the date hereof, the Company is in compliance with all material terms of the agreements governing the Senior Credit Facility Agreement and none of the lenders under the Senior Credit Facility Agreement has waived any breach by the Company thereunder since the execution of the Senior Credit Facility Agreement. The Senior Credit Facility Agreement is secured by the shares of MCSA, NX Gold, Ero Gold and Ero Brasil Participacoes Ltd.

The decision to distribute the Common Shares offered hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Company and the Lead Underwriter. The lenders under the Senior Credit Facility Agreement did not have any involvement in such decision or determination. The Lead Underwriter, CIBC and Scotia and its affiliates will not receive any direct benefit from the Offering other than receipt of the Underwriting Fee. However, the Company intends to use a portion of the net proceeds of the Offering for working capital purposes and other general corporate purposes, which may include the reduction of any future debt outstanding under the Senior Credit Facility Agreement.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

As at the date hereof, there are 93,437,575 Common Shares issued and outstanding. All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles of Incorporation must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

PRIOR SALES

The following table sets forth the prior sales for the 12 month period prior to the date of this Prospectus Supplement, for the Common Shares and the Options, RSUs and PSUs convertible into Common Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security C$	Exercise Price (if applicable) C$
November 9, 2022	2,500	Common Shares	Exercise of Options	-	6.74
November 10, 2022	33,334	Common Shares	Exercise of Options	-	6.74
November 11, 2022	12,100	Common Shares	Exercise of Options	-	6.74
November 14, 2022	250,000	Common Shares	Exercise of Options	-	6.74
November 14, 2022	60,000	Common Shares	Exercise of Options	-	7.95
November 16, 2022	25,000	Common Shares	Exercise of Options	-	6.74
November 22, 2022	325,000	Common Shares	Exercise of Options	-	6.74
November 23, 2022	30,000	Common Shares	Exercise of Options	-	6.74
November 28, 2022	62,900	Common Shares	Exercise of Options	-	6.74
December 5, 2022	4,167	Common Shares	Exercise of Options	-	9.76
December 8, 2022	20,000	Common Shares	Exercise of Options	-	9.76
December 13, 2022	30,000	Common Shares	Exercise of Options	-	10.25
December 14, 2022	407,686	Options	Option Grant	-	18.21
December 14, 2022	328,078	PSUs	PSU Grant	-	-
December 14, 2022	143,583	RSUs	RSU Grant	-	-
December 16, 2022	128,598	Common Shares	Settlement of PSUs	19.70	-
December 16, 2022	37,099	Common Shares	Settlement of RSUs	19.70	-
December 22, 2022	24,000	Common Shares	Exercise of Options	-	10.25
December 22, 2022	25,200	Common Shares	Exercise of Options	-	9.01
January 3, 2023	24,800	Common Shares	Exercise of Options	-	9.01
January 10, 2023	1,271	Common Shares	Exercise of Options	-	18.90
January 12, 2023	50,000	Common Shares	Exercise of Options	-	10.25
February 1, 2023	1,596	Common Shares	Exercise of Options	-	20.52
March 9, 2023	19,364	Common Shares	Exercise of Options	-	9.76
March 10, 2023	15,534	Common Shares	Exercise of Options	-	18.90
March 10, 2023	66,426	Common Shares	Exercise of Options	-	9.76
March 10, 2023	11,908	Common Shares	Exercise of Options	-	20.52
March 14, 2023	52,283	Common Shares	Exercise of Options	-	9.76
March 15, 2023	25,000	Common Shares	Exercise of Options	-	9.76

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security C$	Exercise Price (if applicable) C$
March 29, 2023	22,596	Common Shares	Exercise of Options	-	18.90
March 29, 2023	17,348	Common Shares	Exercise of Options	-	20.52
March 29, 2023	4,653	Common Shares	Exercise of Options	-	18.69
March 31, 2023	25,000	Common Shares	Exercise of Options	-	9.80
April 4, 2023	25,000	Common Shares	Exercise of Options	-	9.76
April 12, 2023	3,601	Common Shares	Exercise of Options	-	18.90
May 11, 2023	25,000	Common Shares	Exercise of Options	-	9.80
May 16, 2023	60,010	Common Shares	Exercise of Options	-	9.76
May 16, 2023	92,948	Common Shares	Exercise of Options	-	9.76
May 25, 2023	6,383	Common Shares	Exercise of Options	-	20.52
May 25, 2023	4,802	Common Shares	Exercise of Options	-	18.90
May 25, 2023	879	Common Shares	Exercise of Options	-	18.69
June 5, 2023	12,500	Common Shares	Exercise of Options	-	9.80
June 12, 2023	23,902	Common Shares	Exercise of Options	-	9.76
June 13, 2023	25,000	Common Shares	Exercise of Options	-	9.80
June 14, 2023	48,728	Common Shares	Exercise of Options	-	9.76
June 14, 2023	3,192	Common Shares	Exercise of Options	-	20.52
June 14, 2023	1,694	Common Shares	Exercise of Options	-	18.90
June 14, 2023	413	Common Shares	Exercise of Options	-	18.69
June 15, 2023	47,110	Common Shares	Exercise of Options	-	9.76
June 16, 2023	7,500	Common Shares	Exercise of Options	-	23.42
June 19, 2023	20,000	Common Shares	Exercise of Options	-	9.76
June 20, 2023	56,175	Common Shares	Exercise of Options	-	9.76
June 20, 2023	20,000	Common Shares	Exercise of Options	-	9.76
June 23, 2023	12,500	Common Shares	Exercise of Options	-	9.80
June 28, 2023	1,946	Common Shares	Exercise of Options	-	23.37
June 28, 2023	1,034	Common Shares	Exercise of Options	-	18.69
June 28, 2023	57,457	Common Shares	Exercise of Options	-	9.76
June 30, 2023	116,185	Common Shares	Exercise of Options	-	9.76
June 30, 2023	17,500	Common Shares	Exercise of Options	-	9.80
August 3, 2023	25,000	RSUs	RSU Grant	-	-
August 10, 2023	32,631	Common Shares	Exercise of Options	-	9.76
August 11, 2023	4,137	Common Shares	Exercise of Options	-	18.69
August 11, 2023	4,040	Common Shares	Exercise of Options	-	18.21
August 16, 2023	58,092	Common Shares	Exercise of Options	-	9.76
August 22, 2023	23,237	Common Shares	Exercise of Options	-	9.76
August 23, 2023	1,946	Common Shares	Exercise of Options	-	23.37
August 23, 2023	15,534	Common Shares	Exercise of Options	-	18.90
August 23, 2023	7,979	Common Shares	Exercise of Options	-	20.52
August 24, 2023	2,327	Common Shares	Exercise of Options	-	18.69
August 25, 2023	6,383	Common Shares	Exercise of Options	-	20.52
August 25, 2023	3,389	Common Shares	Exercise of Options	-	18.90
August 25, 2023	879	Common Shares	Exercise of Options	-	18.69
August 30, 2023	3,102	Common Shares	Exercise of Options	-	18.69
August 30, 2023	31,916	Common Shares	Exercise of Options	-	20.52
August 30, 2023	6,463	Common Shares	Exercise of Options	-	18.69
August 30, 2023	12,000	Common Shares	Exercise of Options	-	9.76
August 30, 2023	5,649	Common Shares	Exercise of Options	-	18.90
September 1, 2023	6,000	Common Shares	Exercise of Options	-	9.76

TRADING PRICE AND VOLUME

The Common Shares are listed under the trading symbol “ERO” on the TSX in Canada and on NYSE in the United States. The Common Shares began trading on the TSX on October 19, 2017. The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High		Low		Total Volume
November 1-7, 2023	C$	19.48	C$	16.33	1,720,773
October 2023	C$	23.31	C$	18.19	5,937,737
September 2023	C$	28.46	C$	22.49	4,667,844
August 2023	C$	31.88	C$	25.93	4,825,948
July 2023	C$	32.12	C$	25.64	4,151,841
June 2023	C$	27.97	C$	22.45	5,181,090
May 2023	C$	28.05	C$	22.04	7,817,405
April 2023	C$	27.56	C$	22.64	4,951,583
March 2023	C$	25.40	C$	20.75	8,212,040
February 2023	C$	22.65	C$	19.95	4,113,991
January 2023	C$	21.94	C$	18.49	5,451,732
December 2022	C$	20.20	C$	16.55	4,109,006
November 2022	C$	17.99	C$	13.20	5,396,235

The Common Shares began trading on NYSE on June 15, 2021. The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and volume traded on NYSE.

Month	High		Low		Total Volume
November 1-7, 2023	US$	14.21	US$	11.89	518,900
October 2023	US$	17.05	US$	13.14	1,144,833
September 2023	US$	20.95	US$	16.66	931,100
August 2023	US$	24.01	US$	19.04	929,352
July 2023	US$	24.37	US$	19.18	655,295
June 2023	US$	21.14	US$	16.47	574,622
May 2023	US$	20.98	US$	16.24	616,984
April 2023	US$	20.49	US$	16.83	474,101
March 2023	US$	18.72	US$	15.13	630,179
February 2023	US$	16.91	US$	14.81	318,622
January 2023	US$	16.44	US$	13.61	301,081
December 2022	US$	14.76	US$	12.185	210,271
November 2022	US$	13.53	US$	9.59	290,717

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to this Offering who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and each of the Underwriters, is not affiliated with the Company or any of the Underwriters, and will acquire and hold such Common Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) a Holder that is exempt from tax under the Tax Act; (f) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; or (g) that will receive dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit rules for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Common Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Common Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Resident Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Residents of Canada – Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on the Common Shares (or a share substituted for such Common Share) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) including an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”).

The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention (1980) (the “Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of Convention eligible for the full benefits of the Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is generally reduced under the Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax may be reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares, unless the Common Shares constitute or are deemed to constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition.

Generally, as long as the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

If Common Shares are taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences described above under “Residents of Canada – Disposition of Common Shares” and “Residents of Canada - Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Common Shares may constitute taxable Canadian property or treaty-protected property should consult their own advisors.

cERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary only applies to “U.S. Holders” that hold Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Company. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address estate or gift, any U.S. federal tax consequences other than income, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are partnerships or their partners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates; (j) are subject to the alternative minimum tax or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States, any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds, or is the beneficial owner of, Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Common Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in its Common Shares (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds such U.S. Holder’s adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See “Sale, Exchange or Other Taxable Disposition of Common Shares” below. However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on Common Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder are urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Convention meets these requirements, and the Company believes that it is eligible for the benefits of the Canada-U.S. Tax Convention. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that Common Shares will be considered readily tradeable on an established securities market in the United States in future years. If the Company is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. As discussed below in “Passive Foreign Investment Company Rules,” although not free from doubt, the Company believes that it likely was not classified as a PFIC for the preceding taxable year and likely will not be classified as a PFIC for the current taxable year or any future taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon such sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Common Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held Common Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, realized by U.S. Holders upon a sale, exchange or other taxable disposition of Common Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature, and generally cannot be determined until the close of the taxable year in question. PFIC status is determined annually.

Under certain attribution rules, if the Company were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of Common Shares, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Company or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it likely was not classified as a PFIC for the preceding taxable year and likely will not be classified as a PFIC for the current taxable year or any future taxable year. The determination of the Company’s PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance that the Company will not be classified as a PFIC in any given taxable year. If the Company is classified as a PFIC in any taxable year during which a U.S. Holder holds Common Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years regardless of whether the Company continues to meet the income or asset test discussed above, unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Common Shares.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions”, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Company were to be classified as a PFIC, certain elections could be available to mitigate such consequences. If Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC, or treated as a PFIC, the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in its Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules, the U.S. Holder elects, or is required, to mark its Common Stock to market under another section of the Code (e.g., section 47), or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether such election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Company as a “qualified electing fund” (a “QEF”). An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. The Company does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Common Shares.

As discussed above in “Distributions on Common Shares”, notwithstanding any election made with respect to Common Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8 percent additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their and rely solely upon their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to Common Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S. related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

AGENT FOR SERVICE OF PROCESS

Christopher Noel Dunn and Robert Getz, directors of the Company, reside outside of Canada. Each has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Christopher Noel Dunn and Robert Getz	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 3500 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law. Certain Canadian legal matters on behalf of the Underwriters will be passed upon on behalf of the Underwriters by Cassels Brock & Blackwell LLP and certain United States legal maters on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

As at the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares of the Company.

INTEREST OF EXPERTS

The Xavantina Operations Technical Report was authored by Porfírio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG all of GE21. Each of Porfírio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG is a “qualified person” and “independent” of the Company within the meanings of NI 43-101, prepared the Xavantina Operations Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the Xavantina Operations incorporated by reference in this Prospectus Supplement.

All scientific and technical information contained in or incorporated into this Prospectus Supplement, and in the AIF, the Annual MD&A and the Interim MD&A which are incorporated by reference herein, excluding the Xavantina Operations Technical Report, the Caraíba Operations Technical Report and the Tucumã Project Technical Report which are incorporated by reference herein, has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148), Resource Manager, who is an employee of the Company and who is a “qualified person” for the purposes of NI 43-101.

The aforementioned persons beneficially owned, or controlled or directed, directly or indirectly, either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports and statements referred to, or following the preparation of the reports and statements, and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports and statements.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Mr. Monteiro, who has been employed by the Company, as Resource Manager, since February 2023.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG, Chartered Professional Accountants, having an address at Suite 1100 – 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3. KPMG have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Ero under all relevant U.S. professional and regulatory standards.

The Company’s transfer agent and registrar in Canada is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia. The transfer and co-agent for the Common Shares in the United States is Computershare Trust Company, N.A., having an address at 150 Royall Street, Canton, Massachusetts 02021, United States.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file with the securities commission or authority in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, is also required to file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Potential investors may read any document the Company files with or furnishes to the securities commissions and authorities of the applicable provinces and territories of Canada through SEDAR and any document the Company files with, or furnishes to, the SEC is electronically available on the SEC’s EDGAR website, accessible at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

Ero is a company incorporated under the BCBCA. A number of the Company’s directors and most of its officers and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company has filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 18, 2023

ERO COPPER CORP.

Common Shares
Debt Securities
Warrants
Units
Subscription Receipts
Share Purchase Contracts

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Ero Copper Corp. (the “Company”, “Ero”, “we”, “us” or “our”) listed above in one or more series or issuances. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the trading symbol “ERO”. On August 17, 2023 being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSX and NYSE was C$26.59 and US$19.65, respectively. Unless otherwise specified in an applicable prospectus supplement, our debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

i

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All applicable information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this prospectus that has been omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. Prospective investors should read this prospectus and any applicable prospectus supplement carefully before investing in any securities issued pursuant to this prospectus.

No underwriter or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us, including by way of an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”). In connection with any underwritten offering of securities, excluding an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. A purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the ATM Distribution prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the anticipated net proceeds to the Company from the sale of such securities, the amounts and prices at which such securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

Our head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada and our registered office is located at Suite 3500, 1133 Melville St, Vancouver, British Columbia, V6E 4E5, Canada.

Certain of the Company’s directors and executive officers reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “R$” are to Brazilian Reais. See “Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Ero” or the “Company”, refer to Ero Copper Corp. together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all reserve and resource estimates included in this prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on mineral resources and mineral reserves, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this prospectus and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking information”, “forward-looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Future oriented financial information and financial outlook has been prepared by the Company’s management. KPMG LLP, Chartered Professional Accountants (“KPMG”), the Company’s independent registered public accounting firm, has not performed any audit, review or compilation procedures with respect to the prospective information and accordingly does not provide any form of assurance with respect thereto for the purpose of this offering.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the capital and operating cost estimates and the economic analyses (including cash flow projections) from the Caraíba Operations Technical Report (as defined below), the Xavantina Operations Technical Report (as defined below) and the Tucumã Project Technical Report (as defined below); the Company’s expectations, strategies and plans for the Caraíba Operations (as defined below), the Xavantina Operations (as defined below) and the Tucumã Project (as defined below), including the Company’s planned exploration, development and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the deepening extension project at the Caraíba Operations and the Tucumã Project (the “Deepening Extension Project”); the timing and amount of future production at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and our financing activities, including plans for the use of proceeds thereof. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

·	copper and gold prices are volatile and may be lower than expected;

·	mining operations are risky;

·	mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Company may not produce as expected;

·	geotechnical, hydrological and climatic events could suspend mining operations or increase costs;

·	actual production, capital and operating costs may be different than those anticipated;

·	the Company’s financial performance and results of operations are dependent on the Caraíba Operations;

·	infectious diseases, such as COVID-19, may affect the Company’s business and operations;

·	changes in climate conditions may affect the Company’s operations;

·	currency fluctuations can result in unanticipated losses;

·	the successful operation of the Caraíba Operations and the Xavantina Operations and the successful development, construction and operation of the Tucumã Project depend on the skills of the Company’s management and teams;

·	operations during mining cycle peaks are more expensive;

·	title to the Caraíba Operations, the Xavantina Operations and/or the Tucumã Project may be disputed;

·	the Company may fail to comply with the law or may fail to obtain or renew necessary permits and licenses;

·	the failure of a tailings dam could negatively impact the Company’s business, reputation and results of operations;
·	compliance with environmental regulations can be costly;
·	social and environmental activism can negatively impact exploration, development and mining activities;
·	the construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Company may not be able to successfully complete new construction projects;
·	land reclamation and mine closure requirements may be burdensome and costly;
·	the mining industry is intensely competitive;
·	inadequate infrastructure may constrain mining operations;
·	operating cash flow may be insufficient for future needs;
·	fluctuations in the market prices and availability of commodities and equipment affect the Company’s business;
·	the Company is subject to restrictive covenants that limit its ability to operate its business;
·	the Company’s indebtedness could adversely affect its financial condition and prevent the Company from fulfilling its obligations under debt instruments;
·	the Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful;
·	counterparties may default on their contractual obligations to the Company;
·	a failure to maintain satisfactory labour relations can adversely impact the Company;
·	the Company’s insurance coverage may be inadequate to cover potential losses;
·	it may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein;
·	the directors and officers may have conflicts of interest with the Company;
·	future acquisitions may require significant expenditures and may result in inadequate returns;
·	disclosure and internal control deficiencies may adversely affect the Company and failures of information systems or information security threats can be costly;
·	the Company may be subject to costly legal proceedings;
·	the Company may be subject to shareholder activism;
·	product alternatives may reduce demand for the Company’s products;
·	a lowering or withdrawal of the ratings assigned to the Company’s debt securities by rating agencies may increase the Company’s future borrowing costs and reduce its access to capital;
·	the Company’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction;
·	the Company may be negatively impacted by changes to mining laws and regulations;
·	a failure to maintain relationships with the communities in which the Company operates and other stakeholders may adversely affect the Company’s business;
·	inaccuracies, corruption and fraud in Brazil relating to ownership of real property may adversely affect the Company’s business;
·	the Company is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Company’s cash flow;

·	inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Company’s financial condition and results of operations;

·	foreign exchange rate instability may have a material adverse effect on the Brazilian economy;
·	the Company’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control;
·	recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Company;
·	the Company may be responsible for corruption and anti-bribery law violations;
·	investors may lose their entire investment;
·	dilution from equity financing could negatively impact holders of the Common Shares;
·	equity securities are subject to trading and volatility risks;
·	sales by existing shareholders can reduce share prices;
·	the Company does not currently intend to pay dividends;
·	public companies are subject to securities class action litigation risk;
·	if securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline;
·	global financial conditions can reduce the price of the Common Shares;
·	the Company’s broad discretion relating to the use of any proceeds raised hereunder;
·	the uncertainty of maintaining a liquid trading market for the Common Shares;
·	the absence of a market through which the Company’s securities, other than Common Shares, may be sold; and
·	risks related to the debt securities being unsecured.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated, or deemed to be incorporated, by reference.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this prospectus and the documents incorporated, or deemed to be incorporated, by reference, we have made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development, construction and exploration of the Company’s properties and assets; future prices of copper, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this prospectus, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this prospectus and the documents incorporated, or deemed to be incorporated, by reference.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Ero at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada, telephone: (604) 449-9244 or by accessing the disclosure documents through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca/landingpage/. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

·	our annual information form for the fiscal year ended December 31, 2022, dated as of March 7, 2023 (the “AIF”);

·	our audited annual consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, together with the notes thereto and the reports of the independent registered public accounting firm thereon (the “Annual Financial Statements”);

·	our management’s discussion and analysis for the years ended December 31, 2022 and 2021;

·	our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and 2022;

·	our management’s discussion and analysis for the three and six months ended June 30, 2023 and 2022; and

·	our management information circular dated March 7, 2023, distributed in connection with our annual general and special meeting of shareholders held on April 26, 2023.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act.

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 - Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon our filing of an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement on Form F-10 of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG; (iv) the consent of each expert listed in the exhibit index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Three Months Ended June 30,
	2023	2022	2021
	US$	US$	US$
Closing	0.7553	0.7760	0.8068
High	0.7604	0.8031	0.8306
Low	0.7338	0.7669	0.7926
Average	0.7447	0.7834	0.8144

	Year Ended December 31,
	2022	2021	2020
	US$	US$	US$
Closing	0.7383	0.7888	0.7854
High	0.8031	0.8306	0.7863
Low	0.7217	0.7727	0.6898
Average	0.7692	0.7980	0.7461

On August 17, 2023, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7394 (US$1.00 = C$1.3524).

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in Brazilian Real, as quoted by the Bank of Canada.

	Three Months Ended June 30,
	2023	2022	2021
	R$	R$	R$
Closing	3.6337	4.0535	4.0306
High	3.7779	4.0733	4.5434
Low	3.6179	3.6900	3.9904
Average	3.6857	3.8568	4.3074

	Year Ended December 31,
	2022	2021	2020
	R$	R$	R$
Closing	3.9032	4.3956	4.0800
High	4.4763	4.6062	4.3535
Low	3.6900	3.9904	3.0998
Average	3.9701	4.3058	3.8433

On August 17, 2023, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = R$3.6819 (R$1.00 = C$0.2716).

THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on May 16, 2016. Ero’s head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered office is located at Suite 3500, 1133 Melville St, Vancouver, British Columbia, Canada, V6E 4E5.

Intercorporate Relationships

The Company directly holds approximately 99.6% of the voting shares of Mineração Caraíba S.A. (“MCSA”) and indirectly holds approximately 97.6% of the voting shares of NX Gold S.A. (“NX” or “NX Gold”) through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”), incorporated under the BCBCA. MCSA holds a 100% interest in each of the Company’s mining operations located within the Curaçá Valley, northeastern Bahia State, Brazil (the “Caraíba Operations” and formerly known as the MCSA Mining Complex) and the Tucumã Project, which is located within southeastern Pará State, Brazil (referred to herein as the “Tucumã Project” and formerly known as the “Boa Esperança Project”). NX Gold holds a 100% interest in the Company’s mining operations located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil (the “Xavantina Operations” formerly known as the “NX Gold Mine”). MCSA and NX Gold were formed under the laws of Brazil. The remaining voting shares of MCSA are held by a minority group of shareholders, including former employees of MCSA. The remaining voting shares of NX Gold are held by a minority group of shareholders, including former employees of NX Gold. The following chart illustrates the Company’s principal subsidiaries, together with the governing law of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s operating mines and development projects.

Summary Description of the Business

The Company is a high-margin, high-growth, low-carbon intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, British Columbia, Canada. The Company is listed on the TSX and the NYSE, in each case under the symbol “ERO”.

The Company’s principal asset is its approximately 99.6% ownership interest in MCSA. MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. The Caraíba Operations have been in operation for over 40 years and consist of a fully integrated hub-and-spoke operating model, with current mining activities conducted at the Pilar underground mine (the “Pilar Mine”), the Vermelhos underground mine (the “Vermelhos Mine”), and the Surubim open pit mine (the “Surubim Mine”) feeding the central Caraíba mill, a conventional crushing, grinding and flotation mill located adjacent to the Pilar Mine (the “Caraíba Mill”). In addition, MCSA holds a 100% interest in the Tucumã Project, a copper development project located within southeastern Pará State, Brazil, which is currently under construction with initial production expected to occur during the third quarter of 2024. The Company also owns an approximately 97.6% ownership interest in NX Gold, held indirectly through its wholly-owned subsidiary, Ero Gold. NX Gold’s predominant activity is the production and sale of gold from the Xavantina Operations, located in Mato Grosso State, Brazil, with silver produced as a by-product.

The Company’s principal product is copper produced and sold from the Caraíba Operations, with gold and silver produced and sold as by-products from the Caraíba Operations. Gold and, as a by-product, silver is also produced and sold from the Xavantina Operations. During the financial year ended December 31, 2022, the operations of the Caraíba Operations processed 2,864,230 tonnes of material, producing 46,371 tonnes of copper and the operations of the Xavantina Operations processed 189,743 tonnes of material, producing 42,669 ounces of gold.

Recent Developments

On January 11, 2023, the Company announced the retirement of Christopher Noel Dunn from his executive position of Executive Chairman as part of the Company’s overall succession planning. Mr. Dunn remains Chairman of the Company’s board of directors (the “Board”).

On January 12, 2023, the Company entered into a second amended and restated credit facility (the “2022 Senior Credit Facility Agreement”) among the Company, as borrower, the Bank of Montreal, as administrative agent, joint lead arranger and sole bookrunner, Scotiabank as joint lead arranger, the Canadian Imperial Bank of Commerce as documentation agent, and the lenders party thereto from time to time, as lenders, pursuant to which, amongst other things, the senior secured revolving term credit facility was increased to US$150 million (the “2022 Senior Credit Facility”) payable in a lump sum at maturity in December 2026. The 2022 Senior Credit Facility bears interest on a sliding scale of secured overnight financing rate (SOFR) plus an applicable margin of 2.00% to 4.00% depending on the Company’s consolidated leverage ratio. Commitment fees for the undrawn portion of the 2022 Senior Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%.

On January 18, 2023, the Company announced that it entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at US$3.50 per pound of copper and a cap price of US$4.76 per pound on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The hedge contracts are financially settled on a monthly basis.

On March 28, 2023, the Company announced an updated mineral resource and mineral reserve estimate for the Xavantina Operations, which includes an 18% increase in proven and probable mineral reserves as compared to the 2021 estimate, including a 15% increase at the Santo Antônio vein and a 45% increase at the Matinha vein, a 22% increase in measured and indicated mineral resources, inclusive of mineral reserves, as compared to the 2021 estimate, and an extension of mine life to 6 years.

On May 8, 2023, the Company announced the resignation of Anthea Bath as Chief Operating Officer of the Company and the appointment of Makko DeFilippo as President and Chief Operating Officer of the Company. Mr. DeFilippo, who has been with the Company since 2017, has served as President of the Company since January 2021 and prior to that as Vice President, Corporate Development.

On June 8, 2023, the Company announced an update on its ongoing regional nickel sulphide exploration program within the Curaçá Valley. Drilling activity over the last several months has focused on delineating the Umburana System, which has a current strike length of approximately five kilometers. Mineralization, which outcrops at surface, remains open to depth, to the north and between the VB and Lazaro Zones.

MATERIAL PROPERTIES

Caraíba Operations

The Caraíba Operations are located in the Curaçá Valley, northeastern Bahia State, Brazil. The Caraíba Operations have over 40 years of operating history in the region and consist of fully integrated processing operations and, currently, three active producing mining locations within the Curaçá Valley. The active operations include the Caraíba Complex (comprised of the Pilar Mine, the Vermelhos Mine, the Surubim Mine and the integrated Caraíba Mill, which includes an inactive solvent extraction electrowinning plant). The Company has a 99.6% ownership interest in MCSA, the 100% owner of the Caraíba Operations.

A NI 43-101 technical report with respect to the Caraíba Operations, titled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022 was filed on SEDAR on December 22, 2022 (the “Caraíba Operations Technical Report”).

Xavantina Operations

The Xavantina Operations, a producing underground gold mining operation, are located approximately 18 kilometers west of the town of Nova Xavantina in the eastern portion of the State of Mato Grosso, Brazil. NX Gold is the 100% owner of the Xavantina Operations. The Company owns a 97.6% ownership interest in NX Gold, held indirectly through its wholly-owned subsidiary, Ero Gold.

Since filing of the AIF, the Company filed a new technical report for the gold production from the Xavantina Operations, titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil, dated May 12, 2023 with an effective date of October 31, 2022, filed on SEDAR on May 12, 2023 (the “Xavantina Operations Technical Report”).

Unless otherwise indicated, the information that follows relating to Xavantina Operations is based on, derived substantially from, and in some instances is a direct extract from, the Xavantina Operations Technical Report. The information below does not purport to be a complete summary of the Xavantina Operations Technical Report and is based on assumptions, qualifications and procedures that are set out only in the Xavantina Operations Technical Report. Reference should be made to the full text of the Xavantina Operations Technical Report, which is available on the Company’s website and under the Company’s profile on SEDAR at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov.

Tucumã Project

The Tucumã Project is located in the municipality of Tucumã, Pará State, Brazil. On August 30, 2021, MCSA received the Installation License, which allows for the commencement of surface and civil construction activities. On February 15, 2022, the Board approved the construction of the Tucumã Project. The Company commenced construction in the second quarter of 2022, with initial production expected to occur during the third quarter of 2024. MCSA holds a 100% interest in the Tucumã Project.

A NI 43-101 technical report with respect to the Tucumã Project, titled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021 was filed on SEDAR on November 12, 2021 (the “Tucumã Project Technical Report”).

XAVANTINA OPERATIONS

The scientific and technical information in this section relating to the Xavantina Operations (in this section of the prospectus, also referred to as the NX Gold Mine) is a direct extract of the “Executive Summary” section contained in the Xavantina Operations Technical Report dated May 12, 2023 with an effective date of October 31, 2022, which has been conformed to be consistent with the formatting and other defined terms within this prospectus. The entire Xavantina Operations Technical Report, a copy of which is available for review under the Company’s profile on SEDAR at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov, is incorporated by reference into this prospectus and should be consulted for details beyond those incorporated herein.

Executive Summary

1.1            Introduction

The purpose of the Xavantina Operations Technical Report is to set out and provide background and supporting information on the current mineral resources and mineral reserves for the Xavantina Operations, a producing underground gold mining operation located in the State of Mato Grosso, Brazil and wholly-owned by NX Gold, a company formed under the laws of Brazil. The effective date of the Xavantina Operations Technical Report is October 31, 2022 (in this section of the prospectus, the “Effective Date”) and the issue date of the Xavantina Operations Technical Report is May 12, 2023. The Xavantina Operations Technical Report has been prepared by GE21 Consultoria Mineral Ltda. (“GE21”) on behalf of Ero of Vancouver, Canada and existing under the BCBCA.

Ero is a Vancouver-based publicly listed copper mining company that trades on the TSX and NYSE under the ticker “ERO” and exists under the BCBCA. Ero’s principal asset is its 99.6% ownership interest in MCSA. MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations (formerly known as the MCSA Mining Complex), which is located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. Ero’s wholly owned subsidiary, Ero Gold (existing under the BCBCA) currently owns a 97.6% ownership interest in the NX Gold.

The NX Gold Mine was constructed and commenced commercial production in 2012, with the first full year of production occurring in 2013. As of the end of September 2020, approximately 241,000 ounces of gold had been produced from the NX Gold Mine. As of the date of the Xavantina Operations Technical Report, there are currently 8 drill rigs operating on the property. Exploration activities are underway on the central Santo Antônio orebody as well as testing for possible extensions of the Brás and Buracão orebodies to depth and along strike. The first regional exploration program on the property commenced in 2020.

Doré bars containing gold and silver, as well as lesser amounts of lead, are shipped from the mine weekly by airplane via a gravel airstrip located on the property. Xavantina’s current mineral resources and mineral reserves are primarily derived from the Santo Antônio and Matinha veins, which are east-west striking, shear-zone hosted, quartz veins. Currently, all production is from the Santo Antônio vein, accessed from a single mine portal and decline and from the Buracão vein. The updated life-of-mine production plan published in Chapter 16 envisions future production from the Matinha vein commencing in the second half of 2023 in addition to continued production from the Santo Antônio vein.

The Xavantina Operations Technical Report and estimates herein have been prepared following the guidelines of the NI 43-101.

The Xavantina Operations Technical Report provides a summary of the work completed by Xavantina and its independent consultants as of the Effective Date. All dollar amounts presented in the Xavantina Operations Technical Report are stated in U.S. dollars unless otherwise specified.

1.2            Property Description and Location

NX Gold owns a 100% interest in the Xavantina Operations, located in the eastern portion of the State of Mato Grosso, Brazil. The mine is located 18 kilometers west of the town of Nova Xavantina, with a population of approximately 21,000 people, and approximately 660 kilometers east of Cuiabá, the capital city of Mato Grosso. The total Xavantina Operations property, including exploration licences, measures approximately 133,770 ha. The property is comprised of one mining concession, where all current mining and processing activities occur (registration number 866269/1990), that totals approximately 614 ha and 21 exploration licenses covering an area of approximately 133,156 ha. Within the mining concession, NX Gold holds 100% legal and beneficial ownership, including surface rights. There are no time constraints provisioned with the mining concession; however, operating permits and licenses are extended and renewed under normal course of business according to the nature of each permit and requirements therein. All relevant licenses and operational permits in support of the mine’s operation are in good standing.

Within the exploration licences, NX Gold’s interests include the right to access the property and to engage in exploration, development, processing, and construction activities in support of mineral exploration and development. Where applicable, compensation is provided to the holder of surface rights for occupation or loss caused by the work. All exploration licenses are currently valid and, for those concessions where expiration dates are approaching, applications have been, or are expected to be submitted for renewal at the time of expiry.

1.3            Geology and Mineralization

Gold and silver mineralization at the Xavantina Operations can be characterized as a shear-zone hosted, sulphide-rich, laminated quartz veins. Economic mineralization on the property, to date, has been hosted within the northeast trending Araés shear zone that cross-cuts the deformed and metamorphosed volcano-sedimentary sequence of the Proterozoic Cuiabá Group and is generally associated with felsic dikes.

Economic gold and silver mineralization at the Xavantina Operations is structurally controlled within the Araés shear zone. Gold and silver are currently mined from a major sulphide-rich, laminated quartz vein dipping approximately 40 degrees to the north-northwest and striking to the west-southwest – the Santo Antônio vein. Prior to the second half of 2019, mining activities occurred in the Brás and Buracão veins, located to the east and west of Santo Antônio, respectively. Vein dimensions are variable throughout the deposit, with an average thickness of 4 meters. Local occurrences of up to 10 meters in vein thickness are common, particularly within the Brás and lower levels of the Santo Antônio veins. The Matinha vein plunges in the same direction as the Santo Antônio vein. Mineralization encountered to date at Matinha is similar to that of the Santo Antônio vein and the economic quartz veins that have been previously mined on the property. Additional work is ongoing to further evaluate contiuity of grade and thickness of Matinha and further extend mineralization through exploration drilling. Where gold and silver grades are found in economic concentrations, quartz veins typically contain approximately 2 to 15 percent total sulphide represented mostly by pyrite and galena, as well as minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Higher gold and silver grades are generally associated with galena, chalcopyrite, bornite, and sphalerite.

The known extent of gold mineralization at the Xavantina Operations, both historic and current, is structurally controlled and hosted in four major sulphide-rich quartz veins/bodies, from west to east: Buracão, Santo Antônio, Brás and Matinha. The veins are hosted in strongly deformed metamorphosed sedimentary rock units and diorite that trend generally to the northeast. The veins exhibit a typical laminated pattern parallel with the vein contacts. The laminations are characterized by alternating quartz bands and foliated host rocks indicative of multiple pulses of mineralized fluids during formation.

The Buracão vein is located on the western portion of the mining concession and includes a primary laminated vein measuring 100 meters in length and dipping 45 degrees to the northwest in the upper portion of the mine and 70 meters in length dipping 40 degrees to the northwest in the lower portion of the mine. The Brás vein is located to the east of the Buracão vein and includes a primary laminated vein measuring 220 meters in strike length in the upper part of the mine and 50 meters in strike length in the lower levels of the mine. The Matinha vein is located east of the Brás, Santo Antônio and Buracão veins and currently extends over 130 meters in strike length. Continued drill-testing of the Santo Antônio and Matinha veins is planned for 2023 focused on identifying extensions along strike and to depth. To date, the mineralogical characterization of all of the veins containing economic values of gold and silver at the Xavantina Operations are the same.

1.4            Exploration

The occurrence of gold in the Araés shear zone has been known for over 80 years. Although limited information exists, extensive artisanal mining activity occurred in open pit and in underground operations prior to the formalization of the mine concessions in 1990. Between 1985 and 2004 two companies, Mineração Araés and Mineração Nova Xavantina, conducted geological and metallurgical studies, geological mapping and a total of 2,306 meters of drilling in 8 diamond drill holes. In 2004, MCSA acquired the mineral and surface rights for the property. Between 2006 and 2012, MCSA drilled a total of 43,536 meters in 213 surface diamond drill holes. In 2013, the property was transferred to NX Gold, a subsidiary of MSCA. Between 2013 and 2015, NX Gold drilled a total of 27,802 meters in 104 surface diamond drill holes and a total of 9,426 meters in 107 underground diamond drill holes. In December of 2016, MCSA (and its interest in NX Gold) was acquired by Ero.

Other exploration activities undertaken from 2013 to 2015 included regional geological mapping, soil sampling and a 1,969 line-kilometer airborne magnetic survey completed in 2013.

Following the acquisition of NX Gold in 2016 by Ero, commencing in 2018, NX Gold initiated the largest series of drill programs undertaken on the property to date, completing a total of 128,875 meters of drilling in 246 surface diamond drill holes and 8,573 meters in 45 underground drill holes, resulting in the discovery of, and continued delineation of the Santo Antônio and Matinha veins. In total, the 2018-2022 drill programs conducted by the Company represent more than 60% of the total drill meterage drilled on the property. The drill programs followed standard industry procedures including measuring core recovery, rock quality design, taking photos of the core boxes, geological logging of the core, sampling, and assaying. NX Gold inserts a series of certified reference material, blanks, and laboratory duplicates in the stream of samples to verify the assay results as part of its quality assurance, QA/QC procedures.

1.5            Drilling, Sample Preparation, Analysis and Security

Several drill programs have been conducted at the Xavantina Operations. Prior to the 2018-2022 drill programs, the bulk of prior drilling occurred during the period from 2006 to 2012 when the property was held by MCSA. The global drill hole database at the Xavantina Operations includes 746 drill holes, including 183 underground drill holes, totaling 220,011 meters of drilling, of which, 19,798 meters are from underground drilling.

Drilling and assaying undertaken in support of the current mineral resource and mineral reserve estimate has been carried out using sampling, security and quality assurance, quality control (“QA/QC”) procedures that are in line with industry best practices.

Beginning in 2015, a full QA/QC program meeting generally recognized industry best practices has been in use. Standardized procedures are used in all aspects of the exploration data acquisition and management including surveying, drilling, sampling, sample security, assaying, and database management.

QA/QC measures, as part of the routine core sampling procedures, use blank, standard and duplicate samples to allow verification of the fire assay results produced by the Xavantina laboratory. For the 2014 to 2022 drilling programs, control samples were inserted at the frequency of 1 gold certified reference, 1 blank sample and 1 duplicate pulp sample every 30 samples.

The authors of the Xavantina Operations Technical Report performed an evaluation of the data used in the determination of Xavantina’s mineral resource estimate and found the results to be in accordance with industry best practice and appropriate for use in the current mineral resource estimate.

1.6            Mineral Resource and Mineral Reserve Estimate

Mineral Resources

The mineral resource estimate was prepared in accordance with the CIM Standards and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (“CIM Guidelines”). Grade-shell models using 1.20 gpt were used to generate a 3D model of the NX Gold Mine, and within this, a gold cut-off grade of 1.90 gpt was considered of mineral resources based upon a gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$72 per tonne of ore mined and processed. Mineral resources have been estimated using ordinary kriging inside block sizes of 10.0 meters (x), by 10.0 meters (y), by 2.0 meters in height (z), a minimum sub-block size of 1.0 meter (x), by 1.0 meter (y), by 0.5 meters in height (z), and a minimum mining stope dimension of 2.00 meters (x), by 2.00 meters (y), by 1.50 meters in height (z). The Xavantina mineral resource estimate was sub-divided in four mineralized veins: Santo Antônio, Matinha, Brás and Buracão. Mineral resource effective date of October 31, 2022.

Table 1 - Mineral Resource Estimate

	Tonnage	Grade	Au Contained
Classification	(000 tonnes)	(gpt Au)	(000 ounces)
Measured Mineral Resource (inclusive of Reserves)

Santo Antônio	246.4	13.35	105.8
Total Measured Resource	246.4	13.35	105.8

Indicated Mineral Resource (inclusive of Reserves)

Santo Antônio	826.1	10.41	276.5
Matinha	185.8	8.92	53.3
Brás	6.9	3.36	0.7
Total Indicated Resource	1,018.9	10.09	330.6

Measured and Indicated Mineral Resource (inclusive of Reserves)

Santo Antônio	1,072.6	11.09	382.3
Matinha	185.8	8.92	53.3
Brás	6.9	3.36	0.7
Total Measured and Indicated Resource	1,265.3	10.73	436.4

Inferred Mineral Resource

Santo Antônio	77.1	9.29	23.0
Matinha	207.1	11.03	73.5
Brás	149.3	4.81	23.1
Buracão	7.7	2.77	0.7
Total Inferred Resource	441.1	8.48	120.2

1.	Mineral resource effective date of October 31, 2022

2.	Presented mineral resources inclusive of mineral reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

3.	Grade-shell 3D models using 1.20 gpt gold were used to generate a 3D mineralization model of the Xavantina Operations. Mineral resources were estimated using ordinary kriging within 10.0 meter by 10.0 meter by 2.0 meter block size, with a minimum sub-block size of 1.0 meter by 1.0 meter by 0.5 meter. Mineral resources were constrained using a minimum stope dimension of 2.0 meters by 2.0 meters by 1.50 meters and a cut-off of 1.20 gpt based on gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$72.0 per tonne of ore mined and processed. The mineral resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

The mineral reserve estimate was prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,650 per ounce, and a USD:BRL foreign exchange rate of 5.29. Mineral reserves are the economic portion of the measured and indicated mineral resources. The mineral reserve estimate includes operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. It also assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide. The mineral reserve estimate for the Xavantina Operations was prepared in accordance with the CIM Guidelines and the CIM Standards by the Xavantina Operations engineering personnel under the direct supervision of Guilherme Gomides Ferreira of GE21, an independent qualified person as such term is defined under NI 43-101.

It is the opinion of GE21 that the current mineral reserves for the underground operation have been estimated in a manner consistent with industry best practices, CIM Guidelines, and CIM Standards.

Table 2 - Mineral Reserve Estimate

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Proven Mineral Reserve

Santo Antônio	301	10.89	105.4
Matinha	-	-	-
Total Proven Reserve	301	10.89	105.4

Probable Mineral Reserve

Santo Antônio	799	8.32	213.6
Matinha	213	6.24	42.6
Total Probable Reserve	1,012	7.88	256.2
Total Proven and Probable Reserve	1,313	8.57	361.6

1.	Mineral reserve effective date of October 31, 2022.

2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

3.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines,using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,650 per oz, and a USD:BRL foreign exchange rate of 5.29. Mineral reserves are the economic portion of the indicated mineral resources. Mineral reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide.

The mineral reserves for the Xavantina Operations are derived from the measured and indicated mineral resource as defined within the resource block model following the application of economic and other modifying factors further described below. Inferred mineral resources, where unavoidably mined within a defined mining shape have been assigned zero grade. Dilution occurring from measured and indicated mineral resource blocks were assigned grade based upon the current mineral resource grade of the blocks included in the dilution envelope. Mineral reserves were classified according to the CIM Standards and the CIM Guidelines by Guilherme Gomides Ferreira of GE21, an independent qualified person as such term is defined under NI 43-101.

Mineral reserve cut-off grades and parameters applied to the mineral reserve estimate are summarized below:

·	4.17 gpt applied to mining stopes, in both room and pillar and cut and fill mining areas, incorporating mining and development, processing, general and administrative and indirect costs;

·	0.80 gpt applied to gallery development incorporating development and processing costs; and,

·	3.23 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs.

Mineral reserve cost assumptions are based on actual operating cost data during the eighteen-month period from May 1, 2021 to October 31, 2022, expressed in USD per tonne run-of-mine, converted at a USD:BRL foreign exchange rate of 5.29 corresponding to the average foreign exchange rate during this same period.

A summary of the mineral reserve estimate parameters is provided below:

Table 3 - Mineral Reserve Cut-off Parameters

Mining Costs (US$/tonne ROM)	$119.62
Processing Costs (US$/tonne ROM)	$36.54
G&A Costs (US$/tonne ROM)	$20.37
Indirect Costs (US$/tonne ROM)	$24.66
Metallurgical Recovery (average)	91.0%
Gold Price (US$/oz)	$1,650
Foreign Exchange Rate (USD:BRL)	5.29

Other modifying factors considered in the determination of the mineral reserve estimate include:

·	A cut-off grade of 4.17 gpt was applied to mining stopes within the room and pillar and the cut and fill mining areas, in the determination of planned mining stopes within the mineral resource blocks based on actual operating cost data and past operating performance of the mine.

·	The mining method employed for the Santo Antônio vein is inclined room and pillar and cut and fill for the thicker lower-panel of the vein and cut and fill for the thinner upper panel of the vein incorporating paste-fill.

·	Maximum stope spans in the room and pillar mining area are based on a design stope of 6m by 4m between pillars. For cut and fill mining areas the size of stopes are based on a designed stope measuring 20m along strike with a frontal slice of 3 vertical meters.

·	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred mineral resources, where unavoidably included within a defined mining shape have been included in the mineral reserves estimate at zero grade. Mining dilution resulting from measured and indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the current mineral resources estimate.

Mineral reserve effective date of October 31, 2022.

1.7            Mining Methods

The mining methods currently used at the Santo Antônio vein, and envisioned for the Matinha vein beginning in the second half of 2023, are a combination of inclined room and pillar and cut and fill using paste fill as backfill. Prior to commencing operations within the Santo Antônio vein, the mine employed a combination of inclined room and pillar and cut and fill, with backfill requirements generated from waste development. Mining method selection has been based upon desired selectivity, geometry of the orebodies (both planned and previously mined), geotechnical characteristics of the quartz vein as well as the footwall and hanging wall.

For the purposes of the current mineral reserve and life-of-mine production plan, the Santo Antônio vein has been divided into two main panels on -65 (upper) and -170 (lower) based upon the relative geomechnical strength characteristics of these zones. In the upper panel, cut and fill utilizing paste back-fill will be employed, while inclined room in pillar, the current mining method, will be employed in the lower panel down to level -350. The deeper portion of Santo Antônio and Matinha veins will be mined using ascending cut and fill. Cemented paste will be employed in the lower panel to enhance pillar recovery following primary panel extraction. In support of mining method selection, the Company undertook extensive geomechanical analysis and 3D modeling and applied accumulated operational knowledge gained through prior mining activities within the Brás and Buracão veins. The mine is currently operating within the Santo Antônio vein using the selected mining methods.

The cut and fill method relies upon removing the ore in horizontal slices, advancing from top to bottom, utilizing cemented paste (approximately 7% cement by weight) to provide support to the next series of advances. Each advance will be 3.0 to 5.0 meters. The inclined room and pillar method, currently in use, is based upon excavating parallel rooms, connected with a cross-section of galleries. Each 6-meter room is supported by pillars measuring approximately 4 meters. During the primary extraction stage, room and pillar mine recovery averages approximately 75%, increasing to approximately 92.5% following secondary extraction of pillars from bottom to top, supported with paste fill.

Based on operating experience, mining rates from inclined room and pillar operations average approximately 4,500 tonnes per month per level in operation. The main operational constraint is the number of jackleg operators per shift and number of developed rooms from which to conduct mining operations. Total production from the Santo Antônio mine, incorporating upper and lower panel averages approximately 15,000 tonnes per month over the life of mine in Santo Antônio. For the Matinha vein, cut and fill mining rate has been planned for appximately 1,200 tonnes per month per level. The total tonnage for the combined production sequence in both veins is approximately 17,300 tonnes per month over the life of mine, in-line with current mining rates. Actual operating performance from current mine operations was used to calculate modifying factors applied to the life of mine. Operational dilution of 17.4% plus planned dilution of 8.5% was applied to lower panel stopes utilizing room and pillar mining method. Operational dilution of 3.2% plus planned dilution of 21.2% was assumed for stopes within the upper panel and Matinha vein utilizing cut and fill mining method.

1.8            Recovery Methods

The metallurgical process currently in place has been engineered and subsequently optimized over the years to extract gold from ore containing a high content of preg-robbing units capable of adsorbing gold from cyanide solutions. The primary preg-robbing unit is carbonaceous phyllite that exists throughout the Xavantina Operations orebodies, including at Santo Antônio and Matinha.

Metallurgical recoveries at the Xavantina Operations have been sequentially optimized since commissioning to recover gold and silver from the quartz vein orebodies containing this carbonaceous material. Optimization work has resulted in recoveries increasing from approximately 40% in 2012 when the plant was commissioned, to current metallurgical recoveries in excess of 90% (93.3% average was achieved during third quarter of 2022). 2022 production from the Xavantina Operations to the Effective Date is shown below in Table 4.

Table 4 - Xavantina Operations Plant Performance to Effective Date

Jan 1st - Oct 31st, 2022
Mill Feed (tonnes)	167,672
Gold Grade (gpt Au)	6.97
Metallurgical Recovery (%)	92.3
Au Production (oz)	34,684

Processing takes place at the Xavantina plant (the “Xavantina Plant”). Unit operations include a conventional 3-stage crush, milling and a combination of gravity concentration with intensive leaching and flotation followed by carbon in leach (“CIL”) and a desorption circuit. In 2019, a gravity concentrate re-grind mill was added to the circuit to improve gold recoveries and reduce required residence time within the intensive leaching circuit. Gold and silver are produced from solution via electrolysis followed by smelting of doré bars containing both gold and silver. The installed crushing and grinding capacities are approximately 80 tph and 45 tph, respectively, resulting in an installed annual plant capacity in excess of 300,000 tonnes per annum. The plant is currently forecast to operate at approximately 72% of its installed capacity, on average, over the current life of mine.

In 2018 and 2019, Xavantina conducted gravity concentration tests to assess recovery of the Santo Antônio orebody in advance of mining operations. A composite sample was taken from 9 drill holes and processed in the Falcon concentrator at Xavantina’s laboratory. Results from this test work demonstrated that the Santo Antônio orebody features similar metallurgical characteristics as the now historic operations of the Buracão and Brás veins. Upon achieving full production rates from the Santo Antônio vein in 2020, several processing initiatives were implemented to improve metallurgical recoveries. These efforts contributed to achieving 93.3% metallurgical recovery during the third quarter of 2022, in-line with current forecast recoveries over the life of mine.

Based on the current mineral reserve estimate, the production plan for the Xavantina Plant is set forth below:

Table 5 - Xavantina Operations Production Plan

	Q4 2022*	2023	2024	2025	2026	2027	2028	LOM
Ore Mined & Processed (kt)	22.1	169.5	221.8	227.3	224.7	215.8	231.4	1,312.5
Au Grade (gpt)	12.43	10.56	9.12	9.09	8.71	7.16	6.88	8.57
Recovery (%)	90.5%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	92.9%
Gold Production (oz)	7,986	53,507	60,506	61,792	58,492	46,179	47,604	336,066

(*) Q4 2022 production outlines the mineral reserve schedule for the two months from the Effective Date of October 31, 2022 to December 31, 2022.

Throughout the life of the Xavantina Operations, the processing plant has successfully processed material with different grades and varying carbon content and has obtained information essential to improving recoveries, under varying operational conditions. The metallurgical recoveries of the Xavantina Operations have increased from 40% in 2012 to up to 93.3% in the third-quarter of 2022 (with a 2022 average of approximately 92% prior to the Effective Date), as summarized in the following table.

Table 6 - Historic Production of the Xavantina Operations

Year	Tonnes (t)	Au (oz)	Recovery
2012	137,980	6,654	40%
2013	261,726	26,216	67%
2014	208,259	23,730	83%
2015	226,608	35,115	87%
2016	213,776	29,098	84%
2017	135,013	25,173	88%
2018	117,857	39,808	91%
2019	158,275	29,755	86%
2020	162,642	36,830	91%
2021	171,581	37,798	94%
Jan to Oct 31st 2022	167,672	34,684	92%
Total	1,961,389	324,861	82%

1.9            Project Infrastructure

The facilities at the Xavantina Operations include the mine portal, the processing plant, tailings storage facility, mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, a cafeteria and a gravel airstrip used to fly out doré bars after production.

National electrical service is available on site from the town of Nova Xavantina, located approximately 18 kilometers from the Xavantina Operations. The mine is supplied through a 34.5 kV power transmission line (600 kVA), owned by the state public utility, ENERGISA S/A. Water in sufficient quantities to support mining and processing operations is sourced primarily from mine dewatering activities with availability, as needed, from surface run-off and a fully permitted water supply system comprised of a water intake from the neighboring Mortes River, with capacity of 150 cubic meters per hour, and a water main connecting the sumps of the underground mine.

Processed tailings are disposed into two ponds in a closed loop with water loss only occurring through evaporation and in the residual moisture content of the tailings. The first pond receives inert-tailings from flotation, and the second pond receives non-inert tailings from the CIL circuit. The latter tailings pond is lined with a double layer of HDPE, including leach detection devices, and allows for natural degradation of residual cyanide through exposure to sunlight, complemented by a cyanide detoxification circuit.

1.10            Permitting, Environmental and Social Considerations

The Xavantina Operations is a fully permitted gold mine currently in operation. An environmental action program was developed for NX Gold prior to the mine reaching commercial production. Xavantina follows the guidelines set forth in the program to reduce its impact and recover impacted areas within the vicinity of the mine. Xavantina adheres to a program of frequent environmental monitoring including water quality control, as well as re-vegetation of historic artisanal mining areas that pre-date the commissioning of the mine by NX Gold. As part of its preventative environmental management methods, Xavantina manages all of its waste with an emphasis on proper segregation, storage, transport, and disposal at the end of the life cycle. All waste is delivered to a licensed facility.

The mine’s closure plan, adapted to the current social and environmental context within the area of the Xavantina Operations, has been designed to maximize the physical, chemical, biological, and socio-economic stability of the area after mining activities have concluded. The current estimated reclamation liabilities are approximately R$38.7 million.

Xavantina actively maintains excellent relationships with stakeholders of the Nova Xavantina municipality, including community members, social organizations, local government, and landowners near the operation. The Company actively takes part in initiatives supported by regional stakeholders for waste collection, river preservation, educational events, social inclusion, and equity. Xavantina has provided technical and financial support towards the environmental rehabilitation of areas previously impacted by historic artisanal mining activities and has remained an important economic contributor to the region through both direct and indirect jobs, royalties and tax revenue. The Xavantina Operations has all required environmental licenses to conduct its operations. The authors of the Xavantina Operations Technical Report are not aware of any material environmental or permitting risks to the current operations nor to the envisioned production plan associated with this mineral reserves estimate.

1.11            Capital and Operating Costs

Capital and operating costs are shown for 2020 through 2028 reflecting the period of operation from the day immediately following the Effective Date (commencing November 1, 2022). For the purposes of the Xavantina Operations Technical Report, mine reclamation and closure are assumed to commence on the conclusion of mining of the mineral reserves; however, Xavantina is actively undertaking exploration activities to increase the mine’s life. It is anticipated that a combination of mineral resource conversion, extension of the Santo Antônio and Matinha ore bodies, and delineation of target areas will serve to augment the production profile and increase mine life subject to satisfactory exploration results, as well as technical, economic, legal and environmental conditions.

Total capital costs over the life of mine are estimated at US$53.1 million. Details of these capital expenditures are shown below in Table 7.

Table 7 - Total LOM Capital Expenditure Estimate

Category	LOM Total (USD 000s)*
UG Mine Development	22,516
Infrastructure	17,528
Safety & Environment	5,337
UG Equipment	2,464
Other Capital Costs	5,222
Total Capital Cost	53,067

* BRL amounts converted to USD at a USD:BRL foreign exchange rate of 5.29.

An operating cost model was generated based on actual operating performance at the Xavantina Operations, utilizing specific consumption coefficients incorporating historic operational data. Cost estimates have been estimated using first principles incorporating both fixed and variable components to account for year-to-year production rate variations. Costs were adjusted annually based on the changes to ore sources including rock support, transport, and infrastructure requirements. Underground mining costs consist of the operational costs related to ore extraction at the Xavantina Mine. Direct mining costs include drilling, blasting, and mucking. Indirect costs include ore and waste transport and mine services. Processing costs include salaries, operating consumables and power. A summary of the average LOM operating costs is presented in BRL per tonne in Table 8.

Table 8 - Average LOM Operating Costs

Cost Parameter, Average LOM	Cost
Mining Cost (BRL per tonne mined)	448.32
Processing Cost (BRL per tonne processed)	246.87
Operational Support Costs (BRL per tonne processed)	111.73
G&A Cost (BRL per tonne processed)	125.55

1.13            Conclusions and Recommendations

The authors of this Report have carried out a review and assessment of the material technical issues that could influence the future performance of the Xavantina Operations and classified the mineral resource and mineral reserve estimates. The authors found that the procedures and processes adopted by Xavantina personnel to produce geological models were executed according to industry standards. Sampling, QA/QC, security and data control were similarly in line with industry best practices and support the current mineral resource and mineral reserve estimate. The authors note the following:

a.	NX Gold holds the surface rights and permits required to conduct the mining operation as outlined in the mineral reserve estimate. Future development beyond the stated mineral reserves may require the acquisition of additional surface rights.

b.	The authors have carried out the appropriate review to satisfy that the mineral reserve can be technically and profitably extracted. Consideration has been given to all technical areas of the operations, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental, land use and social factors. The authors are satisfied that technical and economic feasibility has been demonstrated.

c.	The authors have not identified any known mining, metallurgical, infrastructure, permitting, legal, political, environmental or other relevant factors that could materially affect the development or extraction of the stated mineral reserves.

Regarding the mineral resource and mineral reserve estimation process, the authors recommend a work program that includes the following:

·	Despite the high variability of gold grades in duplicate samples, results are inside acceptable limits. It is recommended that a study be performed to determine if the variability for field duplicates is an expected characteristic of the deposit or if reference values should be revised.

·	The Santo Antônio target remains open at depth. It is recommended that Xavantina conduct a new drilling campaign to test the extension and continuity of mineralization at depth.

·	The Xavantina Operations should continue to undertake additional infill drilling campaigns to upgrade the classification of mineral resources of the Matinha vein.

·	Undertake new drill programs to evaluate the potential of regional exploration targets.

·	Geomechanical characterization work should continue to be carried out on an ongoing basis to support mining operations, mine design and update geotechnical support requirements. It is recommended that numerical modeling and stress-displacement analysis be performed to assess stress redistribution and strength factors for both hanging wall and pillars.

·	It is recommended that Xavantina conduct additional studies focused on the recovery of pillars included in the mineral reserve estimate.

·	Xavantina uses a higher cut-off grade for cut and fill mining areas. It is recommend that Xavantina perform a study to better define costs in cut and fill areas to support the cut-off grade.

The hanging wall of the deposit, in the opinion of the authors of this Report, has been demonstrated competent enough the selected mining methods with support implemented as designed. GE21 recommends the Company undertake a third-party geotechnical study to further evaluate the potential of reducing sill pillar thickness with the aim of increasing mine recovery during the primary mining phase of the operations.

A summary of the proposed work program is detailed below. At the time of this Report, 3 drill rigs were active on the property and were undertaking various exploration programs aimed at increasing the current mineral resource and mineral reserves of the property.

Table 9 - GE21 Recommended Work Program

Program	Budget (US$)
Duplicate samples study	$20,000
Down-plunge exploration drill program in Santo Antônio vein	$5,000,000
Infill Exploration drill program in the Matinha vein	$3,000,000
Potential evaluation on other exploration targets including drill program	$2,000,000
Additional studies regarding the recovery of the pillars	$20,000
Study to refine the cut-off-grade values for cut and fill areas	$20,000
Geomechanical numerical modeling and stress-displacement analysis with finite elements	$100,000
Total	$10,160,000

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our current or future business, properties, operations, results, cashflows, financial condition and prospects and could cause them to differ materially from the statements made in forward-looking statements relating to the Company, or its business, properties or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference (including subsequently filed documents incorporated by reference) in this prospectus or any applicable prospectus supplement, including our AIF, Annual Financial Statements, and related notes.

Risks Related to the Company’s Business

Copper and gold prices are volatile and may be lower than expected

The Company’s business and its ability to sustain operations are dependent on, among other things, the market price of copper and gold. The prices of copper and gold realized by the Company will affect ongoing and future exploration, development and construction programs or decisions, production levels, earnings, cash flows, financial condition and prospects of the Company. If the world market prices of copper and/or gold were to drop and the prices realized by the Company on copper and/or gold sales were to decrease significantly and remain at such level for any substantial period, the Company’s business, financial condition, results of operations, cash flows and prospects would be negatively affected. To help mitigate the severity of this risk, the Company has entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at US$3.50 per pound of copper on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The program protects a meaningful portion of the Company’s revenue at the Company’s 2023 budget copper price which was used for capital, cash flow and liquidity planning purposes, while providing upside to increases in the copper price up to a cap of US$4.76 per pound, being within 5% of the all-time high copper price. The hedge contracts are financially settled on a monthly basis.

Some factors that affect the price of copper and gold include: industrial demand; forward or short sales of copper and gold by producers and speculators; future levels of copper and gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper and gold prices are also affected by macroeconomic factors including: confidence in the global economy; interest rates and expectations of the future interest rates; expectations with respect to the rate of inflation or deflation; global and regional supply and demand for industrial products containing metals generally; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper and gold is generally quoted, and other major currencies; global political or economic events (including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith); global pandemics, such as COVID-19, and other health crises; and, costs of production of other copper and gold producing companies. All of the above factors can, through their interaction, affect the price of copper and gold by increasing or decreasing the demand for or supply of copper and gold.

The price of copper and gold has fluctuated widely in recent years, and future material price declines could cause commercial production from the Caraíba Operations or the Xavantina Operations or the development of, and commercial production from, the Tucumã Project to be less profitable than expected and could render such properties uneconomic. Continuing to conduct mining in a low copper and/or gold price environment would have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects. Depending on the current and expected price of copper and gold, projected cash flows from planned or current mining operations may not be sufficient to warrant commencing or continuing mining, and the Company could be forced to discontinue exploration, development, construction or commercial production. The Company may be forced to sell one or more portions of the Caraíba Operations, Xavantina Operations or the Tucumã Project to generate cash. Future production from the Caraíba Operations, Xavantina Operations and the Tucumã Project will be dependent on a price of copper or gold, as the case may be, that is adequate to make a deposit economically viable. Furthermore, future mine plans using significantly lower copper or gold prices could result in material write-downs of the Company’s investment in the Caraíba Operations, Xavantina Operations and the Tucumã Project, as the case may be, and in reductions in mineral reserve and mineral resource estimates. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

A declining or sustained low price of copper could negatively impact the profitability of the Caraíba Operations or a declining or sustained low price of gold could negatively impact the profitability of the Xavantina Operations and could affect the Company’s ability to finance the exploration and development of the Company’s current properties or other properties in the future. In addition, a declining or sustained low price of copper could require a reassessment of the feasibility of the Tucumã Project or the Deepening Extension Project at the Caraíba Operations. Although the price of copper is only one of several factors that the Company will consider in continuing with the construction, development and production decision on the Tucumã Project or the Deepening Extension Project at the Caraíba Operations, if the Company determines from a reassessment that the Tucumã Project or the Deepening Extension Project at the Caraíba Operations is no longer economically viable in whole or in part, then operations may cease or be curtailed and the Tucumã Project or the Deepening Extension Project at the Caraíba Operations may never be fully constructed or developed or constructed or developed at all. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Mining operations are risky

The Company’s current business and any future exploration, development or mining operations involve various types of risks and hazards typical of companies engaged in the mining industry. Such risks include, but are not limited to: (i) industrial accidents; (ii) unusual or unexpected rock formations; (iii) structural cave-ins or slides and pitfall, ground or slope failures and accidental release of water from surface storage facilities; (iv) fire, flooding and earthquakes; (v) rock bursts; (vi) metal losses in handling and transport; (vii) periodic interruptions due to inclement or hazardous weather conditions; (viii) environmental hazards; (ix) discharge of pollutants or hazardous materials; (x) failure of retaining dams and tailings disposal areas; (xi) failure of processing and mechanical equipment and other performance problems; (xii) geotechnical risks, including the stability of the underground hanging walls and unusual and unexpected geological conditions; (xiii) unanticipated variations in grade and other geological problems, water, surface or underground conditions; (xiv) labour disputes or slowdowns; (xv) work force health issues as a result of working conditions or epidemics, pandemics or other health risks, such as COVID-19; and (xvi) force majeure events, or other unfavourable operating conditions.

These risks, conditions and events could result in: (i) damage to, or destruction of, the value of the Caraíba Operations, the Xavantina Operations, the Tucumã Project or their facilities; (ii) personal injury or death; (iii) environmental damage to the Caraíba Operations, the Xavantina Operations, the Tucumã Project, surrounding lands and waters, or the properties of others; (iv) temporary or permanent loss of personnel; (v) delays or prohibitions on mining or the transportation of minerals; (vi) monetary losses; and (vii) potential legal liability and any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operation, cash flows or prospects. In particular, exploration, development, construction and mining activities present inherent risks of injury to people and damage to equipment. Significant accidents could potentially result in a complete shutdown of, or modifications to, the Company’s operations at the Caraíba Operations or the Xavantina Operations or construction and development activities at the Tucumã Project, as the case may be, and otherwise have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

There are also risks related to: (i) the reliance on, and the reliability of, current and new or developing technology; (ii) the reliance on the work performance of outside consultants, contractors, and manufacturers; (iii) changes to project parameters over which the Company does not have complete control such as the copper, gold and silver prices or labour or material costs; (iv) unknown or unanticipated or underestimated costs or expenses; (v) unknown or unanticipated or underestimated additions to the scope of work due to changing or adverse conditions encountered as a mine is developed or constructed; (vi) unexpected variances in the geometry or quality of ore zones; (vii) unexpected reclamation requirements or expenses; (viii) permitting time lines; (ix) unexpected or unknown ground conditions; (x) unexpected changes to estimated parameters utilized to estimate past timelines, projections, or costs; and (xi) liquidity risks. An adverse change in any one of such factors, hazards and risks may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Mining operations require geologic, metallurgic, engineering, title, environmental, economic and financial assessments that may be materially incorrect and thus the Company may not produce as expected

The operations of mining properties or mining companies are based in large part on geologic, metallurgic, engineering, title, environmental, economic and financial assessments, which involve uncertainty. Such assessments may differ materially from actual results, which may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. These assessments include a series of assumptions regarding such factors as the ore body geometries, grades, recoverability, regulatory and environmental restrictions, future prices of metals and operating costs, future capital expenditures and royalties and government levies which will be imposed over the producing life of the mineral reserves. There are numerous uncertainties inherent in estimating quantities of mineral resources and mineral reserves and estimates in projecting potential future rates of mineral production, including factors subject to change and beyond the Company’s control. Mineral reserves and mineral resources estimates are based on limited samples and interpretations, which may not be representative of actual mineral reserves and mineral resources. In addition, title and rights of access to the Company’s properties can never be guaranteed. Although select title and environmental reviews were conducted in connection with the Company’s acquisition of shares of MCSA and NX Gold on December 12, 2016 (the “Acquisitions”), this review cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat the Company’s title to certain assets or that environmental defects, liabilities or deficiencies do not exist or are not greater than anticipated.

The Company’s calculations of mineral resources and mineral reserves are estimates and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. Actual recoveries of copper and gold from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgical recovery and other factors, there remains the possibility that the mineralized material may not perform in commercial production in the same manner as it did in testing. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mining and metallurgy are inexact sciences and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable.

Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources and mineral reserves may vary depending on, amongst other things, metal prices, cut-off grades and operating costs. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those mineral reserves recoverable by underground and open pit mining techniques may affect the economic viability of the Company’s mining projects and could have a material adverse effect on its future revenues, cash flows, profitability, results of operations, financial condition and prospects and result in write-downs of the Company’s investment in mining properties and increased amortization charges.

Inferred mineral resources are also considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves or probable mineral reserves as a result of continued exploration or as a result of economic considerations being applied to them.

In addition, market fluctuations in the price of copper, gold and silver, as well as increased production costs, reduced recovery rates or increased operating and capital costs due to inflation or other factors, may render the exploitation of certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of mineral reserves, mineral resources or both. Such a restatement could affect depreciation and amortization rates and have an adverse effect on the Company’s financial performance.

Geotechnical, hydrological and climatic events could suspend mining operations or increase costs

All mining operations face geotechnical, hydrological and climate challenges. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, subsidence and uplift, embankment failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and seismic activity.

Geotechnical failures could result in limited or restricted access to mines, suspension of operations, environmental damage, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could result in loss of revenue or increased costs, and could result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Actual production, capital and operating costs may be different than those anticipated

The Company prepares estimates of future productions, capital costs and operating costs of production for operations at the Caraíba Operations and the Xavantina Operations or construction and development activities at the Tucumã Project, as the case may be, and otherwise. Such guidance is based upon a number of assumptions and estimates, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance, that, although presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and are based upon specific assumptions with respect to future business decisions, some of which will change. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by the Company’s will not materialize or will vary significantly from actual results. Accordingly, the Company’s guidance is only an estimate of what management believes is realizable as of the date of the AIF. Any failure to successfully implement the Company’s operating strategy or the occurrence of any of the risks or uncertainties as set forth in the AIF, could result in actual results being different than the guidance, and such differences may be adverse and material.

In addition, as a result of the substantial expenditures involved in the development and construction of a mineral project such as the Tucumã Project and the Deepening Extension Project at the Caraíba Operations, the need to project years into the future, the need to make assumptions and use models that may not adequately approximate reality, and the fluctuation of costs over time, a development project is prone to material cost overruns.

The Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report estimate capital costs and cash operating costs based upon, among other things:

·	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

·	anticipated recovery rates of copper, gold and other metals from the ore;

·	cash operating costs of comparable facilities and equipment;

·	anticipated availability of labour and equipment; and

·	anticipated foreign exchange rates.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, and there can be no assurance that the Company’s actual capital or operating costs will not be higher than currently anticipated or that returns will not be lower than anticipated. The Company’s actual costs may vary from estimates for a variety of reasons including, without limitation: limitations inherent in modelling; changes to assumed third party costs; short term operating factors; operational decisions made by the Company; revisions to mine plans; risks and hazards associated with exploration, development, construction and mining described in this prospectus and the AIF; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected supply chain distributions, labour shortages or strikes. Operating costs may also be affected by a variety of factors including, without limitation: changing strip ratios, ore metallurgical grade-recovery curves, the availability of processing operations, the availability of storage capacity, the availability of supplies, equipment and facilities necessary to continue operations at the Caraíba Operations or the Xavantina Operations and to complete development and construction work at the Tucumã Project, the cost and availability of consumables and mining and processing equipment, labour costs, the availability and productivity of skilled labour, the cost of commodities, general inflationary pressures, currency exchange rates, technological and engineering problems, accidents or acts of sabotage or terrorism, the regulation of the mining industry by various levels of government and quasi-governmental organizations, global pandemics such as COVID-19, and political and geopolitical factors such as the continuance or escalation of the military conflict between Ukraine and Russia. Many of these factors are beyond the Company’s control. Furthermore, significant cost overruns could make the Tucumã Project uneconomical. Failure to achieve estimates or material increases in costs could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Furthermore, unforeseen delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development or construction of a project or cost overruns or operational difficulties with regards to the Caraíba Operations, the Xavantina Operations or the Tucumã Project may have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

The Company’s financial performance and results of operations are dependent on the Caraíba Operations

For the year ended December 31, 2022, approximately 82% of the Company’s revenues were generated by the Caraíba Operations. The Company will continue to be dependent on the Caraíba Operations for a substantial portion of its revenue and cash flow. Any adverse condition affecting mining conditions at the Caraíba Operations could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Infectious diseases, such as COVID-19, may affect the Company’s business and operations

The continued presence of infectious diseases, such as COVID-19, emerging infectious diseases or the threat of widespread outbreaks, pandemics or epidemics of viruses or other contagions or diseases, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects by causing operational and supply chain delays and disruptions (including as a result of governmental regulations and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, governmental or regulatory actions or inactions, increased insurance premiums, decreased demand for or the inability to sell and delivery the Company’s products, declines in the price of copper, gold and other metals, delays in permitting or approvals, stock market volatility (including volatility in the trading price of the Company’s securities, including the Common Shares), capital markets volatility, interest rate volatility, exchange rate volatility, or other unknown but potentially significant impacts. In addition, governments may reinstate (in the case of COVID-19) or impose strict emergency measures in response to the threat or existence of an infectious disease.

The Company continues to have no material disruption to operations, supply chains or sales channels as a result of COVID-19. There is no guarantee that this will continue to be the case. The extent to which COVID-19 will impact the Company’s workforce, operations, supply chains, or sales channels will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of new outbreaks, new information that may emerge concerning the severity of COVID-19 and the mutations thereto, and the actions taken to contain COVID-19 outbreaks (e.g., reinstatement of restrictions on travel, business closures and quarantines) or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to the Company’s assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and mutations thereto, the development and adequate supply of vaccines (including new vaccines to counter COVID-19 mutations), and the roll-out of vaccination programs in each jurisdiction.

Accordingly, the continued presence, or spread, of COVID-19 and mutations thereto, and any future emergence and spread of COVID-19 mutations or other infectious diseases could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Changes in climate conditions may affect the Company’s operations

The Company recognizes that climate change is a global challenge that may have both favourable and adverse effects on its business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint. As such, the Company is impacted by current and emerging policy and regulations relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for copper as part of technological innovations, the current regulatory trend may result in additional transition costs at some of the Company’s operations.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at the Company’s operations. Concerns around climate change may also affect the market price of the Company’s securities, including the Common Shares, as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Company is committed to operating responsibly and reducing the impact of its operations on the environment, its ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase operating costs significantly. Concerns over climate change, and the Company’s ability to respond to regulatory requirements and societal pressures, may have significant impacts on the Company’s operations and reputation, and may even result in reduced demand for its products.

In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include, among others, the following:

·	changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce, and products from the Company’s operations to world markets;

·	extreme weather events (such as prolonged drought or rainy seasons) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events; and

·	the Company’s facilities depend on regular supplies of consumables (diesel, tires, reagents, etc.) to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that the Company will be able to anticipate, respond to, manage or effectively mitigate the risks associated with physical climate change events or impacts, and this may have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Currency fluctuations can result in unanticipated losses

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Copper and gold are sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais and Canadian dollars. The appreciation of foreign currencies, particularly the Brazilian Real against the U.S. dollar would increase the costs of copper and gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has entered into foreign exchange swap contracts to help manage the currency fluctuation risk of the Brazilian Real against the U.S. dollar. However, there is no assurance that such hedging contracts or any other steps taken to help mitigate foreign currency fluctuations will be effective.

The successful operation of the Caraíba Operations and the Xavantina Operations and the successful development, construction and operation of the Tucumã Project depend on the skills of the Company’s management and teams

The Company’s business is dependent on retaining the services of its key management personnel with a variety of skills and experience, including in relation to the exploration, development, construction and operation of mineral projects. The Company’s success is, and will continue to be, dependent to a significant extent on the expertise and experience of its directors and senior management. Failure to retain, or loss of, one or more of these people could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. The Company’s success will also depend to a significant degree upon the contributions of qualified technical personnel and the Company’s ability to attract and retain highly skilled personnel. Competition for such personnel is intense, and the Company may not be successful in attracting and retaining qualified personnel, or in obtaining the necessary work permits to hire qualified expatriates. The Company’s inability to attract and retain these people could have a material adverse effect on its business, financial condition, results of operations, cash flows or prospects.

Operations during mining cycle peaks are more expensive

During times of increased demand for metals and minerals, price increases may encourage expanded mining exploration, development and construction activities. These increased activities may result in escalating demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause exploration, development and construction costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or increase operating costs.

Title to the Caraíba Operations, the Xavantina Operations and/or the Tucumã Project may be disputed

Although the Company has received title opinions for the Caraíba Operations, the Xavantina Operations and the Tucumã Project there is no guarantee that title to such properties will not be challenged or impugned. The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects. The Company has conducted an investigation on the title of properties that it has acquired to confirm that there are no known claims or agreements that could affect its title to its mineral tenure or surface rights. There is no guarantee that such title will not be challenged or impaired. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company. Title insurance generally is not available for mineral tenure or surface rights and the Company’s ability to ensure that it has obtained secure claim to title may be constrained.

The Company may fail to comply with the law or may fail to obtain or renew necessary permits and licenses

The Company’s operations are subject to extensive laws and regulations governing, among other things, such matters as environmental protection, management and use of toxic substances and explosives, health, exploration, development and construction of mines, commercial production and sale of by-products, ongoing and post-closure reclamation, construction and operation of tailings dams, safety and labour, taxation and royalties, maintenance of mineral tenure, and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. Legal and regulatory requirements to obtain, maintain and remain in compliance with such licenses and permits may change from time to time.

The costs associated with compliance with these laws and regulations and of obtaining licenses and permits are substantial, and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development or construction of its properties. There is no assurance that future changes in such laws and regulations, if any, will not adversely affect the Company’s operations. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even the actions of former property owners, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company may fail to comply with current or future laws and regulations. Such non-compliance can lead to financial restatements, civil or criminal fines, penalties, and other material negative impacts on the Company.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations, including the issuance of an operation license with respect to the Tucumã Project. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority and staffing shortages at such permitting and licensing authorities. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations, or the cost to obtain, amend or renew permits or licenses may exceed what the Company believes it can ultimately recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing operation of the Caraíba Operations and the Xavantina Operations, and could delay the development or construction or impede the operation of the Tucumã Project. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with planned construction, development, commercialization, operation and exploration activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The failure of a tailings dam could negatively impact the Company’s business, reputation and results of operations

Mining companies face inherent risks in their operations of tailings dams – structures built for the containment of the mining waste, known as tailings – that exposes the Company to certain risks. The Company’s tailings dams include, in some cases, materials that could increase the hazard potential in the event of unexpected failure. If any such risks were to occur, this could materially adversely affect the Company’s reputation and ability to conduct its operations and could expose the Company to liability and, as a result, have a material adverse effect on its business, financial position and results of operations.

In addition, the changes in regulation that may occur as a result of recent dam failures at other operations, like those that have occurred in Brazil, could increase the time and costs to build, operate, inspect, maintain and decommission tailings dams, obtain new licenses or renew existing licenses to build or expand tailings dams, or require the use of new technologies. New regulations enacted in Brazil during 2020 may also impose more restrictive requirements that may exceed the Company’s current standards, including mandated compliance with emergency plans and increased insurance requirements, or require the Company’s subsidiaries to pay additional fees or royalties to operate tailings dams. The Company may also be required to provide for and facilitate the relocation of communities and facilities that may be located downstream of the tailings dams or impacted by tailings dam failures.

Compliance with environmental regulations can be costly

The Company’s mining operations at the Caraíba Operations and the Xavantina Operations, the Company’s development and construction of the Tucumã Project, and the exploration of these properties are all subject to environmental regulation. Regulations cover, among other things, water quality standards, land reclamation, the generation, transportation, storage and disposal of hazardous waste, the construction and operation of tailings dams, and general health and safety matters. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety approvals and permits. The potential costs and delays associated with compliance with such laws, regulations, approvals and permits could prevent the Company from economically operating or proceeding with the further development and exploration of the Caraíba Operations, the Xavantina Operations and/or the Tucumã Project, and any non-compliance with such laws, regulations, approvals and permits at the Caraíba Operations, the Xavantina Operations and/or the Tucumã Project could result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Environmental approvals and permits are currently, and may in the future be, required in connection with the Company’s current and planned operations. To the extent such environmental approvals and permits are required and not obtained, the Company’s plans and the operation of mines may be curtailed, or it may be prohibited from proceeding with planned exploration or development of additional mineral properties. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. Changes in government regulations have the potential to significantly increase compliance costs and thus reduce the profitability of current or future operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties and for which the Company may be liable for remediation. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable environmental laws or regulations, regardless of whether the Company actually caused the loss or damage. The costs of such compensation, fines or penalties could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Social and environmental activism can negatively impact exploration, development, construction and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The construction and start-up of new mines and projects at existing mines is subject to a number of factors and the Company may not be able to successfully complete new construction projects

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the resettlement and use of land of local communities impacted by the planned operations, construction of mining facilities and the conduct of mining operations (including environmental and regulatory permits), the successful completion and operation of mining stopes, ventilation systems, shafts, processing plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with construction projects and/or new mines could delay or prevent the construction and start-up of new mines or projects at existing mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines or projects at existing mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the Company’s business, financial condition, results of operations, cash flows and prospects.

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from the Company’s estimates.

The commercial viability of a new mine or development project is predicated on many factors. mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the Company’s projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that startup of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Any uncertainty and inability in the estimation, recalculation or replacement of mineral reserves and mineral resources could materially affect the Company’s results of operations, cash flows and financial position.

To ensure the continued operation of the business and realize the Company’s growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase the Company’s mineral resource base by adding new mineral resources from areas of identified mineralized potential and otherwise successfully undertaking exploration, and/or acquire new mineral reserves and mineral resources. The life of mine estimates included herein may not be correct.

Land reclamation and mine closure requirements may be burdensome and costly

Land reclamation and mine closure requirements are generally imposed on mining companies, which may require the Company, among other things, to minimize the effects of land disturbance. Such requirements may include control and treatment of any discharge of potentially dangerous effluents, including solutions that may contain cyanide and heavy metals, from the site and restoring the site’s landscape to its pre-disturbance form. The actual costs of reclamation and mine closure are uncertain and planned expenditures as outlined in the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report may differ materially from the actual expenditures required. Therefore, the amount that the Company will be required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on the Company’s financial performance, financial position and results of operations and may cause the Company to alter its operations. Although liabilities for estimated reclamation and mine closure costs have been included in the Company’s financial statements, it may be necessary to spend higher amounts than what has been estimated in the financial statements to fund all required reclamation and mine closure activities.

The mining industry is intensely competitive

The mining industry is intensely competitive. The Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for: (i) properties which can be developed and can produce economically; (ii) the technical expertise to find, develop, and operate such properties; (iii) labour to operate such properties; and (iv) capital to fund such properties. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees and consultants or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these resources could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Many competitors not only explore for and mine minerals but conduct refining and marketing operations on a worldwide basis. In the future, the Company may also compete with such mining companies in refining and marketing its products to international markets. Any inability to compete with established competitors could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Inadequate infrastructure may constrain mining operations

Continued production at the Caraíba Operations and the Xavantina Operations and any potential commercial production at the Tucumã Project, each depend on adequate infrastructure. In particular, reliable power sources, water supply, ventilation systems, transportation and surface facilities are all necessary to develop and operate mines. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to continue production at the Caraíba Operations and the Xavantina Operations or to develop or commence production at the Tucumã Project and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Operating cash flow may be insufficient for future needs

The exploration, development, construction and operation of the Company’s mineral properties will require the commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration development and construction activities, success of the Company’s ongoing operations, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond the Company’s control. The Company’s business strategies may not be successful, and it may not be profitable in any future period.

To the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative operating cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

Fluctuations in the market prices and availability of commodities and equipment affect the Company’s business

The cash flows and profitability of the Company’s business will also be affected by the market prices and availability of commodities and equipment that are consumed or otherwise used in connection with the Company’s operations and development and construction projects. Prices of such commodities and resources are also subject to volatility, which can be material and can occur over short periods of time due to factors beyond the Company’s control including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue certain or all of the Company’s commercial production, development, construction and exploration activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules. The occurrences of one or more of these events may result in a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company is subject to restrictive covenants that limit its ability to operate its business

The Company and its subsidiaries are subject to certain affirmative and restrictive covenants contained in: (i) the 2022 Senior Credit Facility Agreement; (ii) the streaming agreement on the Xavantina Operations dated June 29, 2021 (the “NX Gold Stream Agreement”); and (iii) the indenture dated February 2, 2022 (the “Note Indenture”). These agreements contain operating and financial covenants that could restrict the Company’s and its subsidiaries’ ability to, among other things:

·	incur additional indebtedness;

·	pay dividends or make other distributions or repurchase or redeem its capital stock;

·	prepay, redeem or repurchase certain debt;

·	make loans and investments;

·	sell, transfer or otherwise dispose of assets;

·	incur or permit to exist certain liens;

·	enter into transactions with affiliates;

·	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

·	consolidate, amalgamate, merge or sell all or substantially all of its assets.

In addition, the restrictive covenants in the 2022 Senior Credit Facility Agreement and the NX Gold Stream Agreement require the Company and its subsidiaries to maintain specified financial ratios and satisfy other financial condition tests. Compliance with the covenants and financial ratios may impair the Company and its subsidiaries and thereby the Company’s ability to finance future operations or capital needs or to take advantage of other favourable corporate opportunities. The restrictions on the Company’s ability to manage its business in management’s sole discretion could adversely affect the Company’s business by, among other things, limiting its ability to take advantage of business opportunities that management believes would be beneficial to shareholders and limiting their ability to adjust to changing market conditions. The Company’s and its subsidiaries’ ability to comply with such covenants and financial ratios will depend on future performance and may be affected by events beyond the control of the Company and its subsidiaries, including economic, financial and industry conditions.

A breach of the covenants under the 2022 Senior Credit Facility Agreement, the Note Indenture or the Company’s and its subsidiaries’ other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the 2022 Senior Credit Facility Agreement would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2022 Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event the Company and its subsidiaries’ lenders or noteholders accelerate the repayment of the Company’s and its subsidiaries’ borrowings, the Company may not have sufficient assets to repay that indebtedness. As a result of these restrictions, the Company and its subsidiaries may be:

·	limited in how they conduct business;

·	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

·	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company and its subsidiaries’ ability to grow in accordance with the Company’s and its subsidiaries’ strategy.

The Company’s indebtedness could adversely affect its financial condition and prevent the Company from fulfilling its obligations under debt instruments

The Company has a significant amount of indebtedness, which includes the 2022 Senior Credit Facility and the senior notes due in 2030 (the “Notes”) in connection with the Company’s offering of US$400,000,000 aggregate principal amount of 6.50% senior notes that was completed on February 2, 2022 (when drawn).

Specifically, the Company’s high level of indebtedness could have important consequences, including:

·	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

·	requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

·	increasing the Company’s vulnerability to general adverse economic and industry conditions;

·	exposing the Company to the risk of increased interest rates as certain of its borrowings are at variable rates of interest;

·	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

·	placing the Company at a disadvantage compared to other, less leveraged competitors; and

·	increasing the Company’s cost of borrowing.

Subject to the limits contained in the 2022 Senior Credit Facility Agreement, the NX Gold Stream Agreement, the Note Indenture and any limits under our other debt instruments, the Company and its subsidiaries may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to its high level of indebtedness could intensify.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated that may require the Company, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

The Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful

The Company’s ability to make scheduled payments on, repay in full or refinance its debt obligations, including the Notes and the 2022 Senior Credit Facility, depends on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control, including metal prices. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including the Notes and the 2022 Senior Credit Facility.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the Notes and the 2022 Senior Credit Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The 2022 Senior Credit Facility Agreement and the Note Indenture will restrict the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under debt instruments, including the Note Indenture and the 2022 Senior Credit Facility Agreement.

If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, enabling lenders under the 2022 Senior Credit Facility Agreement to cancel their commitments to lend and the Company’s and its subsidiaries’ other creditors could foreclose against the collateral securing their obligations and the Company could be forced into bankruptcy, liquidation or restructuring proceedings.

Counterparties may default on their contractual obligations to the Company

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold its cash and short-term investments; (ii) companies that have payables to the Company, including copper concentrate and doré bars customers; (iii) providers of the Company’s risk management services; (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. Although the Company makes efforts to limit its counterparty risk, the Company cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.

A failure to maintain satisfactory labour relations can adversely impact the Company

The Company’s operations and further development of the Caraíba Operations, the Xavantina Operations and the Tucumã Project are dependent upon the efforts of its employees and the Company’s relations with its unionized and non-unionized employees, and the Company’s operations would be adversely affected if it failed to maintain satisfactory labour relations. Some of MCSA’s and NX Gold’s employees are represented by labour unions under various collective bargaining agreements. Collective bargaining agreements of MCSA must be renewed annually, in September of each year, while NX Gold’s collective bargaining agreements were renewed in May 2022, and every two years thereafter. The Company may not be able to satisfactorily renegotiate its collective bargaining agreements when they expire and may face tougher negotiations or higher compensation demands than would be the case for non-unionized labour. In addition, the existing collective bargaining agreements may not prevent a strike or work stoppage at the Company’s facilities in the future. Further, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities who have jurisdiction over the various aspects of the Company’s business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s insurance coverage may be inadequate to cover potential losses

The Company’s business is subject to a number of risks and hazards (as further described in this prospectus and the AIF). Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its activities, including current and any future mining operations. The Company may also be unable to obtain or maintain insurance to cover its risks at economically feasible premiums, or at all. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development, construction or production may not be available to the Company on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it is not currently insured against and/or in the future may not insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

It may be difficult to enforce judgments and effect service of process on directors, officers and experts named herein

Some of the directors and officers of the Company reside outside of Canada, and each of GE21, BNA Mining Solutions (“BNA”), NCL Ingeniería y Construcción SpA (“NCL”), Ausenco Engineering Canada Inc. (“Ausenco Canada”), Ausenco Engineering USA South Inc. (“Ausenco USA”) and HCM Consultoria Geologica Eireli (“HCM”) is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Some or all of the assets of those persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.

The Company’s directors and officers may have conflicts of interest with the Company

Certain directors and officers of the Company are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors and officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers. Further, any failure of the directors or officers of the Company to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Future acquisitions may require significant expenditures and may result in inadequate returns

The Company may seek to expand through future acquisitions; however, there can be no assurance that the Company will locate attractive acquisition candidates, or that the Company will be able to acquire such candidates on economically acceptable terms, if at all, or that the Company will not be restricted from completing acquisitions pursuant to the terms and conditions from time to time of arrangements with third parties, such as the Company’s creditors. Future acquisitions may require the Company to expend significant amounts of cash, resulting in the Company’s inability to use these funds for other business or may involve significant issuances of equity or debt. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt the Company’s business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with different backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources, mineral reserves and costs; (ii) an inability to successfully integrate any operation the Company acquired or acquires, as applicable; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) mistaken assumptions about the overall cost of equity or debt; (vi) unforeseen difficulties operating acquired projects, which may be in geographic areas new to the Company; and (vii) the loss of key employees and/or key relationships at the acquired project. In addition, the Acquisitions were completed with certain of the prior shareholders of MCSA and NX Gold on an “as is where is” basis, and therefore the Company has no rights of recourse and indemnities against the sellers. Future acquisitions may be subject to similar or other limitations as to rights of recourse and indemnities against the sellers.

Future acquisition candidates may have liabilities or adverse operating issues that the Company failed or fails to discover through due diligence prior to the acquisition. If the Company consummates any future acquisitions with, unanticipated liabilities or adverse operating issues or if acquisition-related expectations are not met, the Company’s business, results of operations, cash flows, financial condition or prospects may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce the Company’s overall earnings and could negatively affect the Company’s balance sheet.

Disclosure and internal control deficiencies may adversely affect the Company

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and evaluate its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian and United States securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Company’s securities, including the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Failures of information systems or information security threats can be costly

The secure processing, maintenance and transmission of information and data is critical to the Company’s business. The Company has entered into agreements with third party service providers for hardware, software, telecommunications and other information technology services in connection with its operations. The Company and its third party service providers collect and store sensitive data in the ordinary course of the Company’s business, including personal information of employees, as well as proprietary and confidential business information relating to the Company and, in some cases, the Company’s customers, suppliers and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, the Company is exposed to evolving technological risks relating to this information and data. These risks include, but are not limited to, installation of malicious software, phishing, targeted attacks on the Company’s systems or on systems of third parties that the Company relies on, failure or non-availability of a key information technology system, or a breach of security measures designed to protect the Company’s systems. While the Company employs security measures in respect of its information and data, including implementing systems to monitor and detect threats; regular information security training for employees with access to sensitive information and data, including the use of multi-factor authentication and the recent implementation of a formal cyber security awareness, training and testing online platform that, among other things, deploys phishing email tests at least monthly to evaluate and assess user knowledge of various prevailing security treats; the performance of periodic audits and penetration testing, the Company cannot be certain that it will be successful in securing this information and data and there may be instances where the Company is exposed to malware, cyber-attacks or other unauthorized access or use of the Company’s information and data.

Although, since its incorporation in 2016, the Company has not experienced any known significant cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company has implemented quarterly reporting to its audit committee and Board of information security matters, such as the implementation of new information security technology and training initiatives as well as risks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. Any data breach or other improper or unauthorized access or use of its information could have a material adverse effect on the Company’s business and could severely damage its reputation, compromise its network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt its normal operations, and cause it to incur additional time and expense to remediate and improve its information systems. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

The Company may be subject to costly legal proceedings

The Company may be subject to regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal disputes can be substantial, even with claims that have no merit. Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Moreover, pursuant to the Acquisitions, the Company acquired operations that have been ongoing for a significant period of time. The Company inherited certain liabilities as a result and has been subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in its financial statements as it is not probable that a cash outflow will occur. While the Company believes that a significant number of these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to liability of up to approximately US$25.6 million as at December 31, 2022, which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Public Prosecutor’s Office of the State of Bahia (the “PPO”) is mandated to protect the environment and in furtherance of this mandate, the PPO is empowered to audit the extractive industry’s compliance with environmental laws and regulations. In 2021, the PPO commenced an audit relating to the Caraíba Operations’ compliance with environmental laws and regulations over its entire operating history, spanning over 40 years. There is no assurance that the Caraíba Operations has been in full compliance with all environmental laws and regulations throughout its operating history, and there may be instances of noncompliance that are unknown to the Company, including instances caused by previous owners or operators, and for which the Company and its subsidiaries may be liable. A determination by the PPO that the Caraíba Operations has failed to comply with applicable environmental laws and regulations during its extensive operating history may result in enforcement actions, including corrective measures requiring capital expenditures, installation of additional equipment, remedial actions or civil or criminal fines or penalties imposed for violations of applicable environmental laws or regulations, and in extreme cases of noncompliance, orders issued by regulatory or judicial authorities causing operations to cease or be curtailed until such time as corrective measures and remedial actions are completed. Any such enforcement action relating to extreme cases of noncompliance could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Additionally, the legal system in Brazil has inherent uncertainties that could limit the legal protections available to the Company, which include: (i) inconsistencies between and within laws; (ii) limited judicial and administrative guidance on interpreting Brazilian legislation, particularly that relating to business, corporate and securities laws; (iii) substantial gaps in the regulatory structure due to a delay or absence of enabling regulations; (iv) a lack of judicial independence from political, social and commercial forces; (v) corruption; and (vi) bankruptcy procedures that are subject to abuse, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. Furthermore, it may be difficult to obtain swift and equitable enforcement of a Brazilian judgement, or to obtain enforcement of a judgement by a court of another jurisdiction, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company may be subject to shareholder activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board, this could adversely affect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Product alternatives may reduce demand for the Company’s products

Copper and gold have a number of different applications. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of copper or gold, demand and price for copper or gold might fall, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

A lowering or withdrawal of the ratings assigned to the Company’s debt securities by rating agencies may increase the Company’s future borrowing costs and reduce its access to capital

The Notes have a non-investment grade rating assigned by Moody’s Investors Service, S&P Global Ratings and Fitch Ratings, and could be lowered or withdrawn entirely by a particular rating agency in the future if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Risks Related to the Company’s Foreign Operations

The Company’s Brazilian operations are subject to political and other risks associated with operating in a foreign jurisdiction

The Caraíba Operations, the Xavantina Operations and the Tucumã Project are located in Brazil, exposing the Company to the socioeconomic conditions as well as the laws governing the mining industry in the country. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, approvals, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil (stemming from the recent changes to the Brazilian government or otherwise) may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, awarding of concessions under the new land tender system in Brazil, maintenance of concessions, licenses, approvals and permits, environmental matters, construction and operation of tailings dams, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, uncertainty over whether the new Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.

Global economic crises, including the economic impacts of COVID-19, could negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Brazil. Such events could materially and adversely affect the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company continues to monitor developments and policies in Brazil and the impact thereof to its operations; however, they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

The Company may be negatively impacted by changes to mining laws and regulations

The Company’s activities are subject to various laws governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, construction and operation of tailings dams and other matters. Mining, exploration and development activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production, development or construction of the Company’s properties, including new rules and regulations or existing rules and regulations that could be applied in a manner requiring the Company’s mining concessions to be amended to expressly permit the extraction of certain by-products. Amendments to current laws and regulations governing the Company’s operations and activities, including the Company’s mining concessions and permits, or more stringent implementation of such laws and regulations could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

It is uncertain how the current and past operations of the Company will be affected by future legal changes or more stringent enforcement of past and current laws and regulations by governmental authorities. The Company may be subject to administrative, civil and criminal sanctions should a more conservative interpretation of past and current laws and regulations be adopted by governmental authorities.

In October 2020, the Brazilian government enacted certain changes to the National Dams Safety Policy and Mining Code, which, among other things, bans the construction and lifting of tailings dams using the upstream method; requires the decommissioning of existing tailings dams utilizing the upstream method by February 25, 2022 or such later date as agreed between the operator and applicable regulatory agencies; places a higher degree of safety planning, monitoring and reporting obligations on operators; provides broader enforcement rights to regulatory agencies (such as ANM and environmental agencies); and, introduces administrative penalties for non-compliance, including, but not limited to, warnings, fines between R$2,000 and R$1,000,000,000, partial or total suspension of activities, seizure of mining products, assets and equipment, cancellation of mining concessions and/or restriction of other rights. Such penalties are to be applied independently of criminal sanctions or damage repair obligations.

The Company operates and maintains tailings facilities at its Caraíba Operations and Xavantina Operations and will operate and maintain tailings facilities at the Tucumã Project when in operation. Such facilities are maintained and regulated under Brazilian law, which are subject to change from time to time. All of the Company’s tailings facilities are constructed using a downstream or center-line method. Each of these facilities is routinely inspected by the Company’s internal technical teams, third-party engineering firms and applicable regulatory agencies. At the Caraíba Operations, the Company’s largest operation, a conventional tailings dam is no longer in use due to the implementation of co-disposal. The co-disposal method entails utilizing the inherent void space within surface waste rock stockpiles by allowing tailings to permeate the piles. The method has produced excellent results since 2011, allowing increased process water recycling, significantly reduced pumping costs, creating substrate for revegetation of the waste rock stockpiles and, since implementation, has eliminated the current need for conventional tailings storage. The historic tailings facility is currently being reclaimed as part of the Company’s revegetation program. At the Xavantina Operations, non-inert tails from the Company’s carbon in leach process are stored in a high density polyethylene (HDPE) lined excavated pit. Inert tails are stored in a single-lift rockfill dam of segmented ring-dyke design, with only one cell operational at any given time until the tails are de-watered. De-watered inert tails are transported periodically from the tailings storage facility to legacy areas disturbed by artisanal mining activity prior to construction of the mine or within permitted long-term storage facilities. Once filled, these areas are revegetated and reclaimed as part of the Company’s ongoing environmental sustainability efforts. A comprehensive guide to the Company’s tailings facilities can be found on the Company’s website (www.erocopper.com) under “Sustainability - Tailings Management”. For additional scientific and technical information regarding the Company’s tailings management practices, please refer to the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company’s website and under the Company’s profile on SEDAR at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov.

Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could cause a significant environmental incident and/or suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability, suspension of its operations and/or loss of its mining concessions.

On December 22, 2021, the National Institute of Colonization and Land Reform (“INCRA”) enacted Rule #112 (Instrução Normativa 112), which came into force on January 3, 2022, formalizing the process by which approval is to be obtained from INCRA for the use of land in areas designated for land settlement programs in the case of mining, energy or infrastructure projects. In August 2015, MCSA resettled residents of a designated land settlement area that would be impacted by operations at the Tucumã Project. Such residents were resettled onto equal, if not superior, land. Prior to the enactment of Rule #112, MCSA submitted its request for INCRA’s final approval of the resettlement process, required to formally cede the use of the land to MCSA. Due to administrative limitations within INCRA stemming, in part, from COVID-19, INCRA is currently scheduled to undertake its final review of the resettlement process during the third quarter of 2023 (previously scheduled to complete this review in the first half of 2022), any unexpected further delay in or failure to receive the required final approval from INCRA in a timely manner or on reasonable terms given the enactment of Rule #112 or otherwise, could delay or, in the extreme case where the resettlement process is determined by INCRA to be materially deficient, prevent the commissioning and operation of the mine as planned, which could adversely impact the Company’s business, financial condition, results of operations, cash flows and prospects.

A failure to maintain relationships with the communities in which the Company operates and other stakeholders may adversely affect the Company’s business

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and with other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

Inaccuracies, corruption and fraud in Brazil relating to ownership of real property may adversely affect the Company’s business

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real property registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real property in Brazil, mostly in rural areas. In certain cases, a real property registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

The Company is exposed to the possibility that applicable taxing authorities could take actions that result in increased tax or other costs that might reduce the Company’s cash flow

The Company pays a variety of taxes, fees and other governmental charges in connection with the operation of the Company’s business, including income taxes, mining royalties, ad valorem property taxes, sales and use taxes, inventory taxes, social security contributions and various assessments. These taxes, fees and other charges are assessed by a variety of taxing authorities pursuant to applicable laws, regulations and rules. The Brazilian tax regime is complex and subject to a variety of interpretations by government authorities. Such complexity may expose the Company to unpredicted challenges to day-to-day practices in bookkeeping, accounting and payment of taxes. From time to time, the Company may enter into specific agreements with such taxing authorities that provide for the reduction, abatement or deferral of such taxes, fees or charges in exchange for certain payments or undertakings on the Company’s part. If the Company enters into any such arrangements, the Company can give no assurance that any such reduction, abatement or deferral arrangements will be honored or that the applicable taxing authorities will not take actions that materially increase the amount of such taxes, fees or other governmental charges that the Company is required to pay. In addition, the Company may incur additional and unanticipated costs and expenses in connection with the Company’s efforts to resist any proposed increases in such taxes, fees or other charges or in connection with the Company’s efforts to enforce any reduction, abatement or deferral arrangements that the Company has previously put in place.

The Brazilian government may implement changes to the Brazilian tax regime that may affect the Company. These changes could include changes in prevailing tax rates and the imposition of new or temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in the Company’s tax payments, which could have an adverse effect on the Company’s operations or profitability. The Company cannot provide assurance that it will be able to be profitable following any increases in Brazilian taxes applicable to the Company and its operations.

The Company is subject to a number of ongoing proceedings in Brazil related to tax matters that have not been accounted for in its financial statements, given the Company’s assessment of the probability of adverse judgment against it. If all such tax matters were decided against it, the Company could be exposed to liability of up to approximately US$12.0 million as at December 31, 2022 (this amount forms part of the US$25.6 million referred to above under the subheading “The Company may be subject to costly legal proceedings”), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and also on the Company’s financial condition and results of operations

Over the past year and historically, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may continue to experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

Exchange rate instability may have a material adverse effect on the Brazilian economy

The Brazilian Real has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades. Depreciation of the Brazilian Real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the Brazilian Real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the Brazilian Real could have a material adverse effect on the Brazilian economy.

The Company’s operations may be impaired as a result of restrictions to the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose or ownership or access rights in respect of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company operates in Brazil.

Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of rural properties, and the Company’s ownership or access rights in respect of any rural properties in Brazil may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Recent disruptions in international and domestic capital markets may lead to reduced liquidity and credit availability for the Company

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, the impacts of global health crises, such as COVID-19, an increase in the rate of inflation, an increase to interest rates, a decrease in credit ratings, state or central bank intervention in one market, or terrorist activity and conflict, and global political or economic events such as the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith) could affect the price or availability of funding for entities within any of these markets.

The Company may be responsible for corruption and anti-bribery law violations

The Company’s business is subject to the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. Since all of the Company’s presently held interests are located in Brazil, there is a risk of potential FCPA violations. In addition, the Company is subject to the anti-bribery laws of Brazil and of any other countries in which it conducts business in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible. The Company’s Code of Business Conduct and Ethics, Supplier Code of Conduct and Anti-Corruption Policy mandate compliance with these anti-corruption and anti-bribery laws and the Company has implemented training programs, internal monitoring and controls, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Risks Related to our Securities

Investors may lose their entire investment

An investment in our securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Additional issuances of our securities may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and, in the case of sales of our securities from treasury, dilute investors’ earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Exercises of presently outstanding share options (“Options”) or settlement of presently outstanding restricted share units (“RSUs”) or performance share units (“PSUs”) in Common Shares may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies can experience a high level of price and volume volatility and the value of the Company’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Company and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this prospectus and the AIF. Factors which may influence the price of the Company’s securities, including the Common Shares, include, but are not limited to:

·	worldwide economic conditions;

·	global political conditions or events such as the ongoing military conflict between Ukraine and Russia;

·	changes in government policies;

·	investor perceptions;

·	movements in global interest rates and global stock markets;

·	variations in operating costs;

·	the cost of capital that the Company may require in the future;

·	metals prices;

·	currency exchange fluctuation;

·	the price of commodities necessary for the Company’s operations;

·	recommendations by securities research analysts;

·	issuances of equity securities or debt securities by the Company;

·	operating performance and, if applicable, the share price performance of the Company’s competitors;

·	the addition or departure of key management and other personnel;

·	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

·	news reports relating to trends, concerns, technological or competitive developments, regulatory changes, global health crises, such as COVID-19, and other related industry and market issues affecting the mining sector;

·	litigation;

·	publicity about the Company, the Company’s personnel or others operating in the industry;

·	loss of a major funding source; and

·	all market conditions that are specific to the mining industry.

There can be no assurance that such factors will not affect the price of the Company’s securities, and consequently purchasers of Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company does not currently intend to pay dividends

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares. The 2022 Senior Credit Facility Agreement and the Note Indenture impose certain restrictions on the Company’s ability to declare or pay dividends or distributions.

The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restriction (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate.

Public companies are subject to securities class action litigation risk

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm its business.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about the Company’s business, the price and trading volume of the Common Shares could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the Company and its business. The Company does not have any control over these analysts. The Company cannot assure that analysts will cover it or provide accurate or favourable coverage. If one or more of the analysts who cover the Company downgrade its stock or change their opinion of the Common Shares, price of Common Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, the Company could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

Global economic conditions can reduce the price of the Common Shares

Global economic conditions may adversely affect the Company’s growth, profitability and ability to obtain financing. Events in global financial markets continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including because of COVID-19 and due to significant fluctuations in commodity prices because of the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Global economic conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects, including, but not limited to: (i) contraction in credit markets could impact the cost and availability of financing and the Company’s overall liquidity; (ii) the volatility of copper, gold and other metal prices would impact the Company’s revenues, profits, losses and cash flow; (iii) recessionary pressures could adversely impact demand for the Company’s production; (iv) volatile energy, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and, (v) the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities.

We will have broad discretion in the use of the net proceeds of an offering of our securities

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, we will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

There is currently no market through which our securities, other than our Common Shares, may be sold

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our debt securities, subscription receipts, units, warrants or share purchase contracts will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell debt securities, subscription receipts, units, warrants or share purchase contracts purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Effect of changes in interest rates on debt securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may increase or decline as prevailing interest rates for comparable debt instruments rise or decline.

Effect of fluctuations in foreign currency markets on debt securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for exploration and development of the Company’s mineral properties and for working capital requirements. However, the final use of proceeds with respect to any particular offering may be impacted by various risk factors, including the impact of the COVID-19 outbreak on the Company’s business, financial condition and results of operations. See “Risk Factors”.

In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities (including debt securities). More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

CONSOLIDATED CAPITALIZATION

Since December 31, 2022, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital. Information relating to any issuances of our Common Shares and securities exercisable for or exchangeable into Common Shares within the previous twelve-month period will be provided as required in a prospectus supplement under the heading “Prior Sales”.

PRIOR SALES

Information in respect of our Common Shares and securities exchangeable for or exercisable into Common Shares issued within the previous twelve month period, as well as in respect of Common Shares that we issued upon the exercise of Options or share units granted under our equity incentive plans, and in respect of such equity securities exercisable or convertible into Common Shares that we granted under such equity incentive plans, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “ERO”. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at August 17, 2023, there are 93,310,771 Common Shares issued and outstanding, 1,628,322 Common Shares issuable pursuant to outstanding Options pursuant to the stock option plan of the Company approved by the shareholders of the Company on April 26, 2023, 842,076 Common Shares issuable pursuant to outstanding PSUs and 264,966 Common Shares issuable pursuant to outstanding RSUs pursuant to the share unit plan of the Company approved by the shareholders of the Company on April 26, 2023.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles of Incorporation must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

Dividend Policy

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. Pursuant to the terms of the 2022 Senior Credit Facility Agreement and the Note Indenture, other than dividends payable in shares of the Company, the Company may only declare and pay dividends on the Company’s shares in an amount not exceeding US$45,000,000 in the aggregate during any twelve-month period, provided that no default or event of default has occurred and is continuing or would occur as a result of such payment under the 2022 Senior Credit Facility Agreement. Additionally, under the Note Indenture the Company may also declare and pay dividends provided that (a) such payment, together with all other Restricted Payments (as defined in the Note Indenture) to not exceed the greater of US$60,000,000 and 10% of Total Assets (as defined in the Note Indenture) or (b) the Leverage Ratio (as defined in the Note Indenture) does not exceed 1.00:1.00 on a pro forma basis after giving effect to such payment provided that, in each case, no default or event of default has occurred and is continuing as a result of such payment. Otherwise, the Company is currently restricted from declaring or paying dividends or distributions until the secured obligations under the 2022 Senior Credit Facility Agreement and the Note Indenture have been satisfied pursuant to the terms and conditions set out in the 2022 Senior Credit Facility Agreement or the Note Indenture, as applicable.

The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, contractual restrictions (as noted above), working capital requirements of the Company and its subsidiaries and such other factors as the Board considers appropriate. See “Risk Factors”.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” or “Ero” refer to Ero Copper Corp., but not to our subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the BCBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture once it has been entered into and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may also issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

·	the title of the debt securities;

·	the aggregate principal amount of the debt securities;

·	the percentage of principal amount at which the debt securities will be issued;

·	whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

·	whether the payment of the debt securities will be guaranteed by any other person;

·	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

·	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

·	the place or places we will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

·	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

·	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

·	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

·	the denominations in which we will issue any registered debt securities, if other than denominations of US$2,000 and any multiple of US$l,000 in excess thereof and, if other than denominations of US$5,000, the denominations in which any unregistered debt security shall be issuable;

·	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

·	whether payments on the debt securities will be payable with reference to any index or formula;

·	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

·	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

·	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

·	any changes or additions to events of default or covenants;

·	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

·	whether the holders of any series of debt securities have special rights if specified events occur;

·	any mandatory or optional redemption or sinking fund or analogous provisions;

·	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

·	rights, if any, on a change of control;

·	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

·	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

·	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

·	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

·	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

·	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

·	we are the surviving person, or the resulting, surviving or transferee person, if other than us or a co-issuer, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

·	the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and

·	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Provision of Financial Information

We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act.

Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

·	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

·	within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Notwithstanding the foregoing, to the extent permitted by the indenture, we will be deemed to have filed such reports referred to above with the trustee if we have filed or furnished such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

·	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

·	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

·	we fail to make any required sinking fund or analogous payment for that series of debt securities;

·	we fail to observe or perform any of the covenants described in the section “Description of Debt Securities — Merger, Amalgamation or Consolidation” as may be amended or supplemented by the applicable prospectus supplement for a period of 30 days;

·	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

·	a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to the applicable prospectus supplement or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such other indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

·	certain events involving our bankruptcy, insolvency or reorganization; and

·	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

·	the entire principal and interest and premium, if any, of the debt securities of the series; or

·	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

·	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

·	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

·	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

·	we will be discharged from the obligations with respect to the debt securities of that series; or

·	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

·	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

·	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

·	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

·	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

·	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

·	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

·	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

·	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

·	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

·	change the place or currency of any payment;

·	adversely affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

·	impair the right of the holders to institute a suit to enforce their rights to payment;

·	adversely affect any conversion or exchange right related to a series of debt securities;

·	reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

·	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

·	evidence our successor under the indenture;

·	add covenants or surrender any right or power for the benefit of holders;

·	add events of default;

·	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

·	establish the forms of the debt securities;

·	appoint a successor trustee under the indenture;

·	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

·	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

·	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

·	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate an authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the applicable prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 131 of the Securities Act (British Columbia) (the “B.C. Securities Act”), and is in addition to any other right or remedy available to original purchasers under Section 131 of the B.C. Securities Act or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

·	the designation and aggregate number of equity warrants;

·	the price at which the equity warrants will be offered;

·	the currency or currencies in which the equity warrants will be offered;

·	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

·	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

·	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

·	whether we will issue fractional shares;

·	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

·	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

·	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

·	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

·	material U.S. and Canadian federal income tax consequences of owning the equity warrants;

·	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

·	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

·	the designation and aggregate number of debt warrants;

·	the price at which the debt warrants will be offered;

·	the currency or currencies in which the debt warrants will be offered;

·	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

·	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

·	the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

·	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

·	the minimum or maximum amount of debt warrants that may be exercised at any one time;

·	whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

·	material U.S. and Canadian federal income tax consequences of owning the debt warrants;

·	whether the Company has applied to list the debt warrants or the underlying debt securities on an exchange;

·	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

·	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

·	the designation and aggregate number of units being offered;

·	the price at which the units will be offered;

·	the designation, number and terms of the securities comprising the units and any agreement governing the units;

·	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

·	whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

·	material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

·	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

·	the designation and aggregate number of subscription receipts being offered;

·	the price at which the subscription receipts will be offered;

·	the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions (as defined below), and any procedures that will result in the adjustment of those numbers;

·	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof;

·	the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

·	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

·	the identity of the Escrow Agent;

·	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

·	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

·	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

·	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

·	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

·	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

·	any entitlement of Ero to purchase the subscription receipts in the open market by private agreement or otherwise;

·	whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

·	whether we will issue the subscription receipts as bearer securities, as registered securities or both;

·	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Ero securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

·	whether we will apply to list the subscription receipts on any exchange;

·	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

·	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 131 of the B.C. Securities Act, and is in addition to any other right or remedy available to original purchasers under Section 131 of the B.C. Securities Act or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Ero. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of our subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 131 of the B.C. Securities Act, and is in addition to any other right or remedy available to original purchasers under Section 131 of the B.C. Securities Act or otherwise at law.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers, or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

·	the name or names of any underwriters, dealers or other placement agents;

·	the number and the purchase price of, and form of consideration for, our securities;

·	any proceeds to us; and

·	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company. The Company reserves the right to issue securities under this prospectus on terms outside intended parameters disclosed in this prospectus.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an ATM Distribution of our securities or effect any other transactions that are intended to stabilize the market price of our securities during an ATM Distribution. In connection with any offering of our securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AGENT FOR SERVICE OF PROCESS

Christopher Noel Dunn and Robert Getz, directors of the Company, reside outside of Canada. Each has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Christopher Noel Dunn and Robert Getz	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 3500 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law.

SCIENTIFIC AND TECHNICAL INFORMATION

Certain scientific and technical information relating to the Caraíba Operations, Xavantina Operations and Tucumã Project contained in this prospectus and the documents incorporated by reference is derived from, and in some instances is an extract from, the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report (collectively, the “Technical Reports”).

Each co-author of the Technical Reports listed in the section entitled “Interest of Experts” of this prospectus is a “qualified person” as defined in NI 43-101 (“QP”) and has reviewed, approved and verified certain scientific and technical information in this prospectus that is derived from the Technical Reports.

Reference should be made to the full text of the Technical Reports which have been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profiles on SEDAR at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov. Alternatively, copies of the Technical Reports may be inspected during normal business hours at the Company’s head office.

INTEREST OF EXPERTS

The scientific and technical information contained in this prospectus and the documents incorporated by reference therein were reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company, who is a QP.

The Caraíba Operations Technical Report was authored by Porfírio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21, Dr. Beck Nader, FAIG of BNA and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL. Each of Porfírio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG, Ednie Rafael Moreira de Carvalho Fernandes, MAIG, Dr. Beck Nader, FAIG and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) is a QP and “independent” of the Company within the meanings of NI 43-101, prepared the Caraíba Operations Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the Caraíba Operations contained in this prospectus.

The Xavantina Operations Technical Report was authored by Porfírio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG all of GE21. Each of Porfírio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG is a QP and “independent” of the Company within the meanings of NI 43-101, prepared the Xavantina Operations Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the Xavantina Project contained in this prospectus.

The Tucumã Project Technical Report was authored by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Canada (or its affiliate Ausenco USA in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Ré, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Ré, MAusIMM (CP), is a QP within the meaning of NI 43-101, prepared the Tucumã Project Technical Report in accordance with NI 43-101 and also reviewed and approved the scientific and technical information relating to the Tucumã Project contained in this prospectus. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Ré, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

The aforementioned companies and persons beneficially owned, or controlled or directed, directly or indirectly, either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports and statements referred to, or following the preparation of the reports and statements, and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports and statements other than Mr. Ré, who was employed by the Company as Resource Manager until April 30, 2022 (now at HCM) and still holds 13,329 Options, 4,540 PSUs and 964 RSUs as at the date of this prospectus.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Mr. Monteiro, who has been employed by the Company, as Resource Manager, since February 2023.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company’s auditors are KPMG, having an address at Suite 1100, 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, British Columbia, Canada V7Y 1K3. KPMG has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., having an address at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. The transfer co-agent for the Common Shares in the United States is Computershare Trust Company, N.A., having an address at 250 Royall Street, Canton, Massachusetts 02021, United States. The registrar and trustee for the Notes is Computershare Trust Company, N.A., having an address at 6200 South Quebec Street, Denver, Colorado, 80111, United States.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC are electronically available on the SEC’s EDGAR website, accessible at www.sec.gov.

A registration statement on Form F-10 has been or will be filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this short form prospectus constitutes a part, contains additional information not included in this short form prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. A number of our directors and most of our officers and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including in British Columbia, BC Instrument 44--503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (“NI 44-102”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.